Exhibit 99.2

MASTER TRANSACTION AGREEMENT

by and among

ENCORE ENERGY CORP.;

ENCORE ENERGY US CORP.;

and

BOSS ENERGY LIMITED

Dated as of December 5, 2023

i

Table of Contents

(continued)

ii

Table of Contents

(continued)

EXHIBITS

Exhibit A – Form of Assignment of Membership Interests
Exhibit B – Form of Subscription Agreement
Exhibit C – Strategic Collaboration Agreement
Exhibit D – Form of Uranium Loan Agreement
Exhibit E – Material Terms of LLC Agreement

iii

MASTER TRANSACTION AGREEMENT

THIS MASTER TRANSACTION AGREEMENT (as may be amended, supplemented or otherwise modified from time to time, and including all exhibits and schedules hereto, this “Agreement”) is made and entered into as of December 5, 2023 (the “Effective Date”), by and among enCore Energy Corp., a British Columbia corporation (“enCore”), enCore Energy U.S. Corp., a Nevada corporation (“enCore US”), and Boss Energy Limited, an Australian corporation (“Boss Energy”).

RECITALS

A. enCore, through its wholly-owned subsidiary, enCore US (each an “enCore Party” and collectively the “enCore Parties”), owns an undivided 100% of the Company Membership Interests in each of three Texas limited liability companies: enCore Alta Mesa LLC (formerly known as EFR Alta Mesa LLC), Leoncito Plant, L.L.C., and Leoncito Project, L.L.C. (each an “Owned Company” and together the “Owned Companies”).

B. Leoncito Project, L.L.C. owns all of the membership interests (“LR Membership Interests”) in Leoncito Restoration, L.L.C., a Texas limited liability company (“Leoncito Restoration” and together with the Owned Companies, the “Operating Companies,” and each an “Operating Company”).

C. The Operating Companies together own and control the Alta Mesa Assets which are used in the exploration for and development, mining and production and recovery of uranium and related minerals (the “Business”).

D. Boss Energy, through a wholly-owned subsidiary which it intends to form (“Boss US”), desires to acquire, and enCore US desires to sell to Boss US, an undivided 30% direct or indirect interest in the Alta Mesa Assets. To accomplish that sale, enCore US will form a wholly-owned limited liability company under Delaware law (“Newco”), and arrange for the transfer of the Company Membership Interests to Newco. Boss US will then acquire 30% of the Newco Membership Interests from enCore US, for a purchase price of $60,000,000 (the “Purchase Price”).

E. Simultaneous with the execution of this Agreement, the parties desire to enter into the agreements described below regarding the following additional and related transactions:

(i) Boss Energy and enCore will enter into a subscription agreement pursuant to which Boss Energy will agree to acquire $10,000,000 in enCore’s common shares (the “Shares);

(ii) Boss Energy and enCore will agree to the terms of a Strategic Collaboration Agreement for the use and further development of enCore’s proprietary PFN Technology; and

(iii) Boss Energy and enCore US will enter into a uranium loan agreement pursuant to which Boss Energy will agree to loan to enCore US up to 200,000 lbs. of uranium.

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, conditions, agreements and promises contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confirmed, the Parties hereto agree as follows:

AGREEMENT

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1 Defined Terms. In addition to the terms defined throughout this Agreement, the capitalized terms used herein that are not otherwise defined shall have the meanings set forth in this Section 1.1.

“Acquisition Proposal” means, with respect to any of the Operating Companies or the Alta Mesa Assets, any proposal or offer, or public announcement of an intention to make a proposal or offer, to any of enCore, enCore US or the Operating Companies, or any of their equity or security holders, members, shareholders, partners or Representatives, from any Person or group of Persons “acting jointly or in concert” (within the meaning of Canadian Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) which constitutes, or may be reasonably expected to lead to (in either case whether in one transaction or a series of transactions):

(i) any take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, merger, tender offer, exchange offer, consolidation, recapitalization or reorganization resulting in any Person or group of Persons owning any of the issued and outstanding membership, equity or voting interests of any of the Operating Companies;

(ii) any sale of any Alta Mesa Assets (or any lease, long-term supply arrangement, license or other arrangement having the same economic effect as a sale);

(iii) any sale or issuance of membership interests, shares or other equity interests (or securities convertible into or exercisable for such membership interests, shares or other interests) in any of the Operating Companies; and

(iv) any arrangement whereby effective operating control of any of the Operating Companies is granted to another party or Person.

“Action” means any claim, action, lawsuit, arbitration, mediation, audit, written notice of violation, proceeding, litigation, summons, subpoena, or, to the knowledge of the enCore Parties, investigation of any nature by or before any Governmental Authority, whether civil, criminal, administrative, regulatory or otherwise, or whether at law or in equity.

“Affiliate” means, with respect to any Person, any Person that directly or indirectly Controls, is Controlled by, or is under common Control with, such Person.

“Agreement” has the meaning set forth in the Preamble of this Agreement.

“Allocable Consideration” has the meaning set forth in Section 10.4.

“Alta Mesa Assets” means any and all of the Alta Mesa Contracts, the Alta Mesa Real Property, the Alta Mesa Personal Property, the Records and any and all other assets and properties of the Operating Companies, including all water rights, easements and rights-of-way owned or controlled by the Operating Companies.

“Alta Mesa Contracts” has the meaning set forth in Section 3.13.

“Alta Mesa Personal Property” has the meaning set forth in Section 3.15.

“Alta Mesa Project” means all exploration, development, mining, milling, processing, transportation, marketing and related operations and activities of the Operating Companies, including all such exploration, development, mining, milling, processing, transportation, marketing and related operations and activities involving the Alta Mesa Assets.

“Alta Mesa Real Property” has the meaning set forth in Section 3.14.

“Amendment Date” has the meaning set forth in Section 3.13(a).

“Ancillary Documents” has the meaning set forth in Section 3.3, and such term includes the LLC Agreement, the Subscription Agreement, the Uranium Loan Agreement and the Strategic Collaboration Agreement (which will be collectively referred to herein as the “Ancillary Agreements”).

“Balance Sheet” has the meaning set forth in Section 3.8.

“Balance Sheet Date” has the meaning set forth in Section 3.8.

“Benefit Plan” means any plan, agreement, program or policy, whether funded or unfunded, registered or unregistered, under which any of the Operating Companies has any liability or contingent liability to any current or former employees relating to retirement savings, pensions or benefits, including any defined benefit pension plan, defined contribution pension plan, group registered retirement savings plan or supplemental pension or retirement plan, or any bonus, deferred profit-sharing, profit-sharing, stock option, share purchase, stock appreciation, deferred compensation, incentive compensation, supplemental unemployment benefits, hospitalization, health, dental, disability, life insurance, death or survivor’s benefit, employment insurance, vacation pay, severance or termination pay or other benefit plan with respect to any current or former employees of any of the Operating Companies or any eligible dependents of such employees.

“Boss Energy’s Pro Rata Share” means an amount equal to (a) a fraction, the numerator of which is the then percentage Interest of Boss US in Newco, and the denominator of which is 100%, times (b) the amount owed under the Surety Indemnity Agreement (or any substitute surety indemnity agreement or similar agreement) solely with respect to the Operating Companies.

“Boss Indemnified Parties” has the meaning set forth in Section 9.1.

“Boss US” has the meaning set forth in Recital D.

“Break Fee” has the meaning set forth in Section 8.2.

“Burden” means any and all royalties (including lessor’s royalties), overriding royalties, production payments, net profits interests and other burdens upon, measured by, or payable out of production from the Alta Mesa Assets, the Business, or the Operating Companies (excluding, for the avoidance of doubt, any Taxes).

“Business” has the meaning set forth in Recital C.

“Business Day” means each calendar day except Saturdays, Sundays, and federal holidays in the United States.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act of 2020.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Approval” means (a) the Parties have received written notice from CFIUS that (i) it has determined that the acquisition by Boss US of 30% of the Newco Membership Interests and the other transactions contemplated hereby and by the Ancillary Documents (collectively, the “Transactions”) are not a covered transaction under Section 721 of the DPA (including its implementing rules, “Section 721”); or (ii) it has concluded all action under Section 721 with respect to the Transactions and has determined that there are no unresolved national security concerns; or (iii) it is not able to conclude action under Section 721 with respect to the Transactions on the basis of a CFIUS Declaration under 31 C.F.R. § 407(a)(2); or (b) if CFIUS has sent a report (the “CFIUS Report”) to the President of the United States requesting the President’s decision, then the President has (i) announced a decision not to take any action to suspend or prohibit the Transactions or (ii) not taken any action to suspend or prohibit the Transactions during the 15-day period following the date of receipt of the CFIUS Report.

“CFIUS Declaration” means a declaration prepared jointly by the Parties with respect to the Transactions and submitted to CFIUS in accordance with the DPA.

“CFIUS Notice” means a joint voluntary notice prepared by the Parties with respect to the Transactions and submitted to CFIUS in accordance with the DPA.

“Closing” has the meaning set forth in Section 7.1.

“Closing Date” has the meaning set forth in Section 7.1.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Agreements” means (1) the Amended and Restated Company Agreement of EEC Alta Mesa LLC, dated effective as of October 6, 2021, as amended; (2) the Company Agreement of Leoncito Plant, L.L.C., dated effective October 6, 2021, as amended; (3) the Company Agreement of Leoncito Project, L.L.C., dated effective October 6, 2021, as amended; and (4) the Company Agreement of Leoncito Restoration, L.L.C., dated effective October 6, 2021, as amended.

“Company Membership Interests” means all of the membership interests in each of the Owned Companies.

“Completion Date” has the meaning set forth in Section 8.1(b).

“Confidential Information” has the meaning set forth in the Confidentiality Agreement.

“Confidentiality Agreement” means that certain Confidentiality Agreement between enCore and Boss Energy dated October 26, 2023.

“Control” means the ability to direct the management and policies of a Person through ownership of voting shares or other equity rights, pursuant to a written agreement, or otherwise. The terms “Controls” and “Controlled by” and other derivatives shall be construed accordingly.

“Damages” means the amount of any actual Liability, loss, cost, expense, claim, award or judgment incurred or suffered by any Person (to be indemnified under this Agreement) arising out of or resulting from the indemnified matter, whether attributable to personal injury or death, property damage, contract claims (including contractual indemnity claims), torts, or otherwise, including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the reasonable costs of investigation and/or monitoring of such matters, and the reasonable costs of enforcement of the indemnity; provided, however, that the term “Damages” shall not include (i) loss of profits or other consequential damages suffered by the Party claiming indemnification, or any punitive damages (except as otherwise provided herein), or (ii) any Liability, loss, cost, expense, claim, award or judgment to the extent resulting from or to the extent increased by the actions or omissions of any indemnified Party after the Closing Date.

“Deductible” has the meaning set forth in Section 9.4.

“Defensible Title” means title that is:

(i) free from such reasonable doubt that a prudent Person engaged in the business of ownership, development and operation of producing uranium mining properties with knowledge of all of the facts and their legal bearing would be willing to accept the same; and

(ii) free and clear of any and all Encumbrances, obligations, and defects, other than Permitted Encumbrances.

“Direct Claim” has the meaning set forth in Section 9.3(b).

“DPA” means the Defense Production Act of 1950 as amended.

“EF Note” means that certain Secured Convertible Promissory Note dated November 14, 2022, from enCore US and the Operating Companies, in favor of EFR.

“EF Security Documents” means those security documents which secure the repayment obligations of enCore US and the Operating Companies under the EF Note, including (a) that Pledge Agreement dated February 14, 2023, by enCore US in favor of EFR; (b) that Security Agreement dated February 14, 2023, between enCore US, the Operating Companies and EFR, (c) that Deed of Trust, Assignment of Leases and Rents, Security Agreement, Financing Statement, and Fixture Filing dated February 14, 2023, made by Leoncito Plant L.L.C., in favor of Steven R. Smith, as Trustee, for the benefit of EFR, which was recorded in the official records of Jim Hogg County, Texas, on February 22, 2023, as Document No. 88700; (d) that Leasehold Deed of Trust, Assignment of Leases and Rents, Security Agreement, Financing Statement, and Fixture Filing dated February 14, 2023, from Leoncito Project, L.L.C., in favor of Steven R. Smith, as Trustee, for the benefit of EFR, which was recorded in the official records of Brooks County, Texas, on February 22, 2023, as Document No. 102747, and (e) that Guaranty Agreement between enCore US and EFR dated February 14, 2023.

"EF Acquisition Agreement” means the Membership Interest Purchase Agreement, dated November 13, 2022, by and among EFR, enCore and enCore US.

“Effective Date” has the meaning set forth in the Preamble of this Agreement.

“EFR” means EFR White Canyon Corporation, a Delaware corporation.

“enCore Indemnified Parties” has the meaning set forth in Section 9.2.

“enCore Party” or “enCore Parties” has the meaning set forth in the Preamble of this Agreement.

“enCore Return” has the meaning set forth in Section 10.3(a).

“Encumbrance” means a mortgage, pledge, hypothecation, lien, easement, right-of-way, encroachment, covenant, condition, right of re-entry, lease, license, assignment, option, claim, royalty or other encumbrance or charge, whether or not registered or registrable, but does not include a Permitted Encumbrance.

“Environmental Laws” means any Laws addressing pollution or protection of the environment, human health, natural resources or threatened, endangered or protected species, or the generation, use, recycling, production, treatment, storage, disposal, transportation, labeling, Release, threatened Release, or exposure to Hazardous Substances, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the National Environmental Policy Act, 42 U.S.C. § 4231 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Endangered Species Act, 16 U.S.C. §§ 1531 to 1544; the Emergency Planning and Community Right- to-Know Act, 42 U.S.C. § 11001 et seq.; the Atomic Energy Act of 1954, as amended, 42 U.S.C. § 2011 et seq.; the Uranium Mill Tailings Radiation Control Act, 42 U.S.C. § 7901 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j.

“Equity Exception” has the meaning set forth in Section 3.3.

“Financing Failure Event” means any (i) event or circumstance that would reasonably be expected to make all or any portion of the financing to be obtained by Boss Energy pursuant to Section 5.9 unavailable or (ii) the failure of Boss Energy to receive the proceeds from binding financing arrangements entered into pursuant to Section 5.9 withing six Business Days of entering into the binding definitive arrangements with respect to such financing arrangement.

“Financial Statements” has the meaning set forth in Section 3.8(a).

“Financing Condition” has the meaning set forth in Section 6.1(i).

“Fraud” means gross negligence, willful misconduct, intentional misrepresentation, or actual and intentional common law fraud under Texas Law in connection with the making of any representation or warranty or covenant contained in this Agreement. Fraud does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts based on negligence or recklessness.

“Governmental Authority” means any instrumentality, subdivision, court, administrative agency, commission, official or other authority of the United States or any other country or any state, province, prefect, municipality, locality or other government or political subdivision thereof, applicable stock exchange, or any quasi- governmental or private body exercising any administrative, executive, judicial, legislative, police, regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Governmental Order” means any order, writ, judgment, injunction, decree, consent, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Substances” means any pollutants, contaminants, toxic, radioactive or hazardous substances, materials, wastes, constituents, compounds or chemicals that are defined under, listed or regulated by, or may form the basis of liability under any Environmental Laws, including asbestos-containing materials, radioactive materials, petroleum or any fraction thereof, polychlorinated biphenyls, and per- and poly-fluoroalkyl substances (but excluding any Minerals).

“IFRS” has the meaning set forth in Section 3.8.

“Indebtedness” of any Person means and includes, without duplication, (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money; (b) amounts owing as deferred purchase price for property or services, including all seller notes and “earn-out” payments; (c) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or financial debt security; (d) commitments or obligations by which such Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit); (e) obligations or commitments to repay deposits or other amounts advanced by and owing to third Persons, (f) obligations under any interest rate, currency or other hedging agreement; (g) obligations or commitments under capitalized leases (capital portion) or finance leases; (h) any change of control payments or prepayment premiums, penalties, charges or equivalents thereof with respect to any indebtedness, obligation, or liability of the type described in clauses (a) through (g) above, (i) any indebtedness for borrowed money secured by an encumbrance on the assets of such Person, (j) all liabilities for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business consistent with past practice) and all deferred purchase price liabilities related to past acquisitions, (k) all deferred rent obligations, (l) any stimulus packages, government assistance or other benefits received (such as, but not limited to, loans, benefits, rights or amounts) pursuant to the CARES Act or any other Law that are subject to a repayment obligation (absolute or contingent), (m) deferred payroll taxes (to the extent not included in Net Working Capital), (n) any related party payables (other than between any of the Operating Companies or any of their Affiliates) including declared but unpaid dividends or distributions, (o) all liabilities arising out of interest rate, currency or other hedge agreements or other hedging arrangements, (p) any amounts deposited by a customer with any of the Operating Companies or pre-paid by a customer to any of the Operating Companies in respect of goods or services to be provided by any of the Operating Companies, (q) all credit card balances of any of the Operating Companies, and (r) all accrued interest, prepayment premiums or the like or penalties related to any of the foregoing. Notwithstanding the forgoing, Indebtedness shall not include or encompass any Reclamation Obligations.

“Indemnified Party” has the meaning set forth in Section 9.3(a).

“Indemnifying Party” has the meaning set forth in Section 9.3(a).

“Intellectual Property” means all of the following, in any jurisdiction throughout the world: (a) patents and patent applications, including all reissues, divisions, continuations, continuations-in-part, reexaminations and extensions thereof; (b) trademarks, service marks and trade names, together with any registrations and registration applications in connection therewith and all goodwill associated therewith; (c) copyrights and any registrations and registration applications in connection therewith; (d) trade secrets and other rights in confidential information and know-how, including rights in inventions (whether patentable or not), invention disclosures, and protectable business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals); (e) rights in computer software (including all source code, object code, data and related documentation), and (f) internet addresses, domain names, and other related rights in websites and web pages, including the PFN Technology.

“Intellectual Property Registrations” means all Intellectual Property that is subject to any issuance registration, application or other filing by, to or with any Governmental Authority or authorized private domain registrar in any jurisdiction, including trademark registrations, domain names, copyright registrations, issued and reissued patents, and pending applications for any of the foregoing.

“Intended Tax Treatment” has the meaning set forth in Section 10.4.

“IT Assets” means all information technology assets, computer systems, devices, mobile devices, equipment, hardware, servers, platforms, software applications, cloud storage services, firmware or middleware, networks, telecommunications systems, printers and related infrastructure and facilities owned, operated, licensed or controlled by the Operating Companies.

“knowledge of the enCore Parties” has the meaning set forth in Section 1.2(d).

“knowledge of Boss Energy” has the meaning set forth in Section 1.2(d).

“Laws” means all Permits, statutes, rules, regulations, ordinances, orders, common law rulings, and codes of Governmental Authorities.

“Lease(s)” means any lease, sublease, occupancy agreement, license, concession or other similar agreement, in each case whether written or oral, in connection with the lease, occupancy or use of any of the Real Property, including the Uranium Lease and the Uranium Option, together with all amendments, modifications, extensions renewals, notices, guaranties, agreements and other documents with respect thereto.

“Leoncito Restoration” has the meaning set forth in Recital B.

“Liability” (and with the correlative meaning, “Liabilities”) means any and all claims, demands, complaints, actions, litigation, hearings, lawsuits, proceedings, investigations, charges, damages, fines, penalties, deficiencies, judgments, injunctions, orders, decrees, rulings, losses, costs, liabilities, amounts paid in settlement, obligations, Taxes and Encumbrances, including, in each case, costs and reasonable expenses contesting and defending such matters (including reasonable attorneys’ fees and expenses, interest, court costs and other costs of suit, litigation or other proceedings of any kind or of any claim, default or assessment).

“LLC Agreement” means the Amended and Restated Limited Liability Company agreement of Newco to be negotiated and entered into pursuant to Section 2.5 and, subject to the provisions of Section 2.5, entered into between Boss US and enCore US at the Closing.

“LR Membership Interests” has the meaning set forth in Recital B.

“Material Adverse Effect” means any event, condition, effect, change, development or circumstance that, individually or when considered together with any other events, conditions, effects, changes, developments or circumstances (a) would reasonably be expected to materially delay or impair the performance of the enCore Parties’ obligations under the Agreement or (b) would reasonably be expected to have a material adverse effect on the Operating Companies, the Alta Mesa Project or the Alta Mesa Assets, taken as a whole; provided, however, “Material Adverse Effect” shall not include any condition, effect, change, development or circumstance arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting uranium prices or mining; or (iii) any changes in applicable Laws or accounting rules or the enforcement, implementation or interpretation thereof; provided further, however, that any event, condition, effect, change, development or circumstance referred to in clauses (i), (ii) or (iii) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur if it has a disproportionate effect on the Operating Companies, the Alta Mesa Project or the Alta Mesa Assets, taken as a whole, compared to other participants in the industries in which the Operating Companies conduct their businesses.

“Material Boss Mitigation Measure” means any mitigation measure proposed by CFIUS that (i) requires Boss US to hold its ownership interests in Newco indirectly, such as through proxy holders or in a voting trust; (ii) interferes with the ability of Boss US to participate in the management of Newco; (iii) requires the exclusion of any material asset from the scope of the Transactions or Boss Energy, Boss US, or the Owned Companies to dispose of or license any portion of its businesses, operations, assets or product lines (or any combination thereof), or (iv) any other similar mitigation measure, and in the case of clauses (i), (ii) and (iv) such mitigation measure would reasonably be expected, individually or in the aggregate, to materially and adversely affect the economic benefits of the proposed transactions to Boss US or Boss Energy or the right of Boss US to participate in the management of the Operating Companies as contemplated by the JV Terms. Notwithstanding the preceding sentence, Material Boss Mitigation Measures under clauses (i), (ii) or (iv) shall not include (a) limitations on electronic or physical access by any personnel or affiliates of Boss to (1) any facilities or systems as CFIUS shall determine (so long as the same are not material to the business of Newco or the Operating Companies), or (2) discussions of cybersecurity plans and measures of any such facilities or systems as CFIUS shall determine, or (b) any requirement by CFIUS that Boss’ representatives on the board of Newco be citizens of the United States or Australia and/or that the appointment of such persons is subject to the review and approval of CFIUS.

“Material enCore Mitigation Measure” means any mitigation measure proposed by CFIUS that (i) requires the Operating Companies or enCore or its Affiliates to dispose of or license any portion of its businesses, operations, assets or product lines (or any combination thereof) or (ii) any other mitigation similar mitigation measure, in the case of clause (ii) such mitigation measure would reasonably be expected, individually or in the aggregate, to adversely and materially affect the economic benefits of the proposed transactions to the Operating Companies, enCore or its Affiliates or their rights to participate in the management of the Operating Companies as contemplated by the JV Terms.

“Minerals” means all minerals of any kind or character, other than oil and gas, including, but not limited to, uranium and all other minerals mined or extracted primarily for values derived from their content of minerals, in the form of ores, mine waters, leachates, pregnant liquors, pregnant slurries, concentrated slurries, precipitates, whether in dry or slurry state, concentrates, or products beneficiated, upgraded or refined further than concentrates, and whether occurring in intimate depositional relationship with uranium and recovered as secondary values during the mining, extraction, processing, or treatment of uranium.

“Newco” has the meaning set forth in Recital D.

“Newco Membership Interests” means the membership interests in Newco.

“Owned Company” and “Owned Companies” have the meanings set forth in Recital A.

“Operating Company IP Agreements” means all contracts containing licenses, sublicenses, consents to use, settlements, coexistence agreements, covenants not to sue, or the right to receive or obligation to pay royalties or any other consideration, whether oral or written, in which any right in Operating Company Intellectual Property or any other material Intellectual Property used in the conduct of the Business is granted, transferred, assigned or licensed to or from the Operating Companies and that involves annual aggregate consideration in excess of $50,000, excluding, in all cases, any contracts for off-the-shelf, click-wrap or other commercially available software, in each case where the cost of the same is less than $25,000 annually.

“Operating Company IP Registrations” means all Intellectual Property Registrations owned by the Operating Companies.

“Operating Company Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Operating Companies, including the PFN Technology.

“Party” and “Parties” have the meanings set forth in the Preamble of this Agreement.

“Permits” means any permits, licenses, approvals, certificates of authority, franchises, concessions, registrations, consents, exemptions, identification numbers, or similar qualifications or authorizations issued, granted or given by or under the authority of, or filings with, any Governmental Authority.

“Permitted Encumbrances” means any or all of the following: (i) this Agreement; (ii) consents to assignment that have been obtained, or will be obtained prior to the Closing, from the appropriate Person(s) for the transactions contemplated by this Agreement and the Ancillary Documents; (iii) liens for Taxes or assessments not yet delinquent; (iv) materialmen’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by Law); (v) all rights to consent by, required notices to, filings with, or other actions by Governmental Authorities in connection with the conveyance of the Alta Mesa Assets or rights or interests therein if they are not required prior to, or are customarily obtained subsequent to, a conveyance in the region where the Alta Mesa Assets are located; (vi) easements, rights-of-way, covenants, servitudes, permits, surface leases and other rights in respect of surface operations which do not, individually or in the aggregate, prevent or materially adversely affect the use, ownership, development or operation of any Alta Mesa Assets; (vii) all rights reserved to or vested in any Governmental Authority to control or regulate any of the Alta Mesa Assets in any manner or to assess Tax with respect to the Alta Mesa Assets, the ownership, use or operation thereof, or revenue, income or capital gains with respect thereto, and all obligations and duties under all applicable Laws of any such Governmental Authority or under any franchise, grant, license or permit issued by any Governmental Authority; (viii) the royalties set out in the Uranium Lease; and (ix) any other Encumbrance on or affecting the Alta Mesa Assets which is paid off and released on or before the Closing or which is discharged at or before the Closing, including the EF Note and the EF Security Documents (subject to, in the case of EF Note if discharged at Closing, the recording and filing of customary documentation necessary to remove such Encumbrances as promptly as practical after the Closing).

“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Authority or any other entity.

“PFN Technology” means the “Transferred Assets” defined and described in that Asset Purchase Agreement between Energy Fuels Resources (USA) Inc. and enCore US dated April 23, 2023.

“Potential Acquisition Proposal” has the meaning set forth in Section 5.6(d).

“Pre-Closing Partial Period” has the meaning set forth in Section 10.1.

“Pre-Closing Period” has the meaning set forth in Section 10.1.

“Purchase Price” has the meaning set forth in Recital D.

“Reclamation Obligations” means all reclamation and asset retirement obligations of the Operating Companies resulting from uranium mineral exploration and extraction operations on the Alta Mesa Real Property.

“Records” means copies of any files, records, maps, information, and data, whether written or electronically stored, relating to the Alta Mesa Assets or the Operating Companies, including: (i) land and title records (including title documents and warranties, abstracts of title, title opinions and memoranda, title curative documents and prospect files); (ii) contracts, electric logs, core data, pressure data, decline curves, graphical production curves, geological and mineral resource data (including all maps, logs and reports) and a non-exclusive license to all geophysical data owned by an Operating Company or any of its Affiliates; correspondence; (iv) operations, production, accounting, lease and division order records; (v) production, facility and well records and data; and (vi) any other records, books and files relating to any of the Alta Mesa Assets or the Operating Companies.

"Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Substances from any source into or upon the indoor or outdoor environment.

“Representatives” means (i) partners, employees, personnel, officers, directors, members, equity owners and counsel of a Party or any of its Affiliates; or (ii) any consultant, advisor or agent retained by a Party or the parties listed in subsection (i) above.

“Required Consents” has the meaning set forth in Section 3.20.

“Sanctions Laws” means economic sanctions administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury and any other sanctions authority with jurisdiction over a Person referred to in the relevant representation.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Straddle Period” has the meaning set forth in Section 10.1.

“Surface Use Agreements” has the meaning set forth in Section 3.13.

“Surety Indemnity Agreement” means that certain General Indemnity Agreement, dated February 5, 2021, made by the Indemnitors named therein for the benefit of Indemnity National Insurance Corporation, as amended to include any joinder of additional Indemnitors.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, election, account, report, computation, estimated Tax filing, claim for refund or other document (including any attachments thereto and amendments thereof) filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority with respect to any Tax.

“Taxes” means all federal, state, local, and foreign income, profits, franchise, sales, use, ad valorem, property, severance, production, excise, stamp, documentary, real property transfer or gain, payroll, abandoned and unclaimed property, gross receipts, goods and services, registration, capital, transfer, escheat, unclaimed property, or withholding taxes or other assessments, duties, fees or charges imposed by any Governmental Authority relating to any of the Operating Companies or the Alta Mesa Assets, including any interest, penalties or additional amounts which may be imposed with respect thereto, and “Tax” means any one of them.

“Third Party” means any Person other than a Party to this Agreement or an Affiliate of a Party to this Agreement or their respective Representatives.

“Third Party Claim” has the meaning set forth in Section 9.3(a).

“Transaction Expenses” means, without duplication, (a) all fees and expenses incurred by or on behalf of the Operating Companies at or prior to the Closing in connection with the preparation, negotiation and execution of this Agreement and the performance and consummation of the transactions contemplated hereby (including (i) such fees, costs and expenses that are incurred at or prior to the Closing that are invoiced post-Closing and (ii) fees and disbursements of counsel, investment bankers, accountants, brokers, service providers, representatives and other experts and third parties); provided, however, that notwithstanding any other provision of this Agreement, Transaction Expenses shall exclude any amounts based upon or arising from any arrangements put in place by the Operating Companies at or prior to the Closing at the written request of Boss Energy (but this proviso shall not apply to expenses incurred pursuant to Section 2.1).

“Transfer Taxes” has the meaning set forth in Section 11.3.

“Uranium Lease” has the meaning set forth in Section 3.13.

“Uranium Loan Agreement” has the meaning set forth in Recital E.

“Uranium Option” has the meaning set forth in Section 3.13.

1.2 References and Rules of Construction.

(a) All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and clauses refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and clauses of or to this Agreement unless expressly provided otherwise. The Exhibits and Schedules referred to herein are attached to and by this reference incorporated herein for all purposes.

(b) Titles appearing at the beginning of any Exhibits, Schedules, Articles, Sections, subsections and clauses of this Agreement are for convenience only, do not constitute any part of this Agreement and shall be disregarded in construing the language hereof.

(c) The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection or clause unless expressly so limited. The words “this Article,” “this Section,” “this subsection,” “this clause,” and words of similar import, refer only to the Article, Section, subsection and clause hereof in which such words occur. The word “including” (in its various forms) shall be deemed to include the terms “including, without limitation,” and “including, but not limited to.” Unless expressly provided to the contrary, the word “or” is not exclusive. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

(d) Any representation or warranty qualified to the “knowledge of the enCore Parties” or with any similar knowledge qualification is limited to matters actually known by the respective managers and officers of each of enCore US, enCore, and the Operating Companies. Any representation or warranty qualified to the “knowledge of Boss Energy” or with any similar language qualification is limited to matters actually known by the officers of Boss Energy.

(e) All references to “$” shall be deemed references to U.S. Dollars.

(f) If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

(g) As used in this Agreement, “past practice” shall refer to the “past practice” of the Operating Companies (as such “past practice” may have been modified by the Operating Companies since February 14, 2024 after closing of the transactions contemplated by EF Acquisition Agreement).

(h) Each Party has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby.

(i) This Agreement is the result of arm’s length negotiation from equal bargaining positions and each Party and their respective legal counsel equally participated in the preparation and negotiation of this Agreement.

(j) Any rule of construction that a contract be construed against the drafter shall not apply to the interpretation or construction of this Agreement.

ARTICLE II
ESTABLISHMENT OF NEWCO, PURCHASE AND SALE OF
MEMBERSHIP INTERESTS AND OTHER TRANSACTIONS

2.1 Establishment of Newco. At least three Business Days prior to the Closing Date, enCore US shall organize Newco as a Delaware limited liability company and a wholly-owned subsidiary of enCore US, and shall take all steps that are required (including arranging for the execution and delivery by enCore US of assignments of 100% of the Company Membership Interests to Newco) to insure that the Owned Companies are wholly-owned subsidiaries of Newco as of the Closing Date. enCore US shall provide drafts of Newco’s Certificate of Formation and other formation documents to Boss US for review and approval at least ten (10) Business Days prior to the Closing Date, and provide documentary evidence of Newco’s formation prior to the Closing Date. enCore shall not allow Newco to engage in any business or other activities prior to the Closing.

2.2 Agreement to Purchase and Sell Newco Membership Interests. Subject to the terms and conditions of this Agreement, at the Closing, enCore US shall sell, and Boss US shall purchase, 30% the Newco Membership Interests for the consideration specified in Section 2.3 such that following the sale enCore US shall own 70% of the Newco Membership Interests and Boss shall own 30% of the Newco Membership Interests. enCore US shall transfer those Newco Membership Interests to Boss through the execution and delivery of an assignment in the form attached hereto as Exhibit A.

2.3 Purchase Consideration. At the Closing, and subject to the terms and conditions set forth herein, Boss US shall pay or cause to be paid or delivered to enCore US the Purchase Price by wire transfer of immediately available funds, pursuant to written wire transfer instructions provided in writing to Boss Energy at least two Business Days prior to the Closing.

2.4 Withholding. Boss US shall be entitled to deduct or withhold any amount for or on account of any Taxes from the payments otherwise due hereunder that are required by Law. If so required, Boss US shall make such deductions or withholdings and pay the amount so deducted or withheld to the appropriate Governmental Authority. Upon making such payments to the appropriate Governmental Authority, Boss US shall be treated as having paid to enCore US the amounts deducted or withheld as otherwise required hereunder. The Parties shall cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such deduction or withholding, including by providing any certificates or forms that are reasonably requested to establish an exemption from (or reduction in) any deduction or withholding.

2.5 LLC Agreement. The material terms that will be included in the LLC Agreement are attached hereto as Exhibit E (the “JV Terms”). As soon as reasonably practicable following the Effective Date, outside counsel for Boss Energy will prepare an initial draft of the LLC Agreement, using as a template the Form 5 LLC Mining and Development Agreement (the “Form 5 LLC”) published by The Foundation for Natural Resources and Energy Law (formerly known as the Rocky Mountain Mineral Law Foundation). During the period between the Effective Date and the date the CFIUS Notice or CFIUS Declaration, as applicable, is submitted to CFIUS pursuant to Section 5.8 (the “CFIUS Filing Date”), each Party, having agreed to use the Form 5 LLC as a template and having agreed to all of the material JV Terms, shall negotiate in good faith, and use its reasonable best efforts to (a) finalize the form of the LLC Agreement by the CFIUS Filing Date; provided, that if by the CFIUS Filing Date (as may be extended by Section 5.8), the Parties have not agreed to the form and terms of the LLC Agreement, at Boss Energy’s option, the Parties will include JV Terms with the CFIUS Filing so long as it has complied with the provisions of this Section 2.5, provided, further that, from and after the date the CFIUS Filing is made, each Party shall continue to negotiate in good faith and use its reasonable best efforts to finalize the form and terms of the LLC Agreement as promptly as practical and (b), subject to the terms and conditions of this Agreement, cause enCore US and Boss US to enter into, effective as of the Closing Date, the LLC Agreement. If enCore US and Boss US do not execute and deliver the LLC Agreement by the Closing Date solely as a result of the failure to agree to a finalize the form and terms of the LLC Agreement in compliance with this Section 2.5, then, upon consummation of the Closing, the JV Terms shall constitute the “limited liability company agreement” (as such term is defined under the Delaware Limited Liability Company Act) of Newco and shall be binding on enCore US and Boss US, as the members of Newco, until such time as they have executed and delivered the LLC Agreement.

2.6 Subscription Agreement. Boss Energy shall execute and deliver the Subscription Agreement attached as Exhibit B hereto simultaneous with the execution and delivery of this Agreement, pursuant to which Boss Energy agrees, subject to the Closing of this Agreement and any conditions precedent set forth in the Subscription Agreement, to purchase, on the Closing Date, $10,000,000 worth of enCore’s Shares.

2.7 Uranium Loan. On the Effective Date, Boss and enCore US will enter into the Uranium Loan Agreement attached hereto as Exhibit D hereto (the “Uranium Loan Agreement”), pursuant to which Boss will agree subject to any conditions precedent set forth in the Uranium Loan Agreement, to lend to enCore up to 200,000 lbs. of U3O8.

2.8 Strategic Collaboration Agreement. On the Effective Date, Boss and enCore US will enter into the Strategic Collaboration Agreement attached hereto as Exhibit C (the “Strategic Collaboration Agreement”) pursuant to which they will, subject to any conditions precedent set forth in the Strategic Collaboration Agreement, share certain intellectual property and collaboratively pursue the advancement of the PFN Technology.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE enCORE PARTIES

The enCore Parties, jointly and severally, represent and warrant the following to Boss Energy, acknowledging that Boss Energy is relying upon such representations and warranties in connection with its execution, delivery and performance of this Agreement; provided, however, that with respect to the representations and warranties in Section 3.11, Section 3.12, Section 3.13, Section 3.14, Section 3.18, and Section 3.27 such representations and warranties (the “Qualified Representations and Warranties”) shall be qualified by “to the Knowledge of the enCore Parties” with respect to any period prior to February 14, 2023.

3.1 Organization and Qualification. enCore is a corporation, duly incorporated, validly existing and in good standing under the laws of the Province of British Columbia, Canada. enCore US is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of the enCore Parties has all necessary corporate power and authority to carry on its business as it is now being conducted, except where the failure to be so qualified would not materially delay or impair each enCore Party’s obligations under or ability to execute and deliver this Agreement and is qualified to do business under the Laws of each jurisdiction in which it carries on its business. True and correct copies of the organizational documents of each enCore Party as in effect as of the Effective Date, have been provided to Boss Energy prior to the Effective Date and such organizational documents have not been amended or otherwise modified prior to the Effective Date.

3.2 Organization and Qualification of Operating Companies. Each of the Operating Companies is a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of Texas and has all necessary organizational power and authority to carry on its business as it is now being conducted and is qualified to do business under the Laws of each jurisdiction in which it carries on its business. True and correct copies of the organizational documents of each of the Operating Companies as in effect as of the Effective Date have been provided to Boss Energy prior to the Effective Date and such organizational documents have not been amended or otherwise modified.

3.3 Authorization and Enforceability. Each of the enCore Parties has the requisite power and authority to execute and deliver this Agreement and the contracts, agreements, documents and instruments executed and delivered in connection with this Agreement (the “Ancillary Documents”) and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of each of the enCore Parties. This Agreement has been duly executed and delivered, and all Ancillary Documents will be duly executed and delivered as required hereunder. This Agreement constitutes, and each of the Ancillary Documents will constitute, a valid and binding obligation of each of the enCore Parties, enforceable in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (the “Equity Exception”).

3.4 Powers of Attorney. No Person has any power of attorney to act on behalf of any Operating Company in connection with its business or any of the Alta Mesa Assets that it holds other than such powers to so act as normally pertain to the managers or officers of such Operating Company. A true and correct list of each of the managers and officers of the Operating Companies is set forth on Schedule 3.4.

3.5 No Conflict. Assuming the Required Consents are obtained and the conditions to the Subscription Agreement have been satisfied, the execution, delivery and performance of this Agreement and the Ancillary Documents by the enCore Parties will not (a) violate any provision of the organizational documents of either of the enCore Parties or any Operating Company, (b) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which either of the enCore Parties (to the extent that such conflict, default, breach, consent or termination acceleration is (i) material to or materially impairs the Operating Companies, or (ii) results in the inability of the enCore Parties to perform their respective obligations under this Agreement) or any Operating Company is a party or which affects in any material respect any of the Alta Mesa Assets or the Business, or (c) conflict with or violate in any material respect any Law or Governmental Order applicable to either of the enCore Parties or any Operating Company or any of the Alta Mesa Assets or the Business.

3.6 Capitalization. The Company Membership Interests constitute all of the issued and outstanding equity interests of the Owned Companies and are owned of record and beneficially by enCore US, free and clear of all Encumbrances other than those created by the EF Security Documents. Other than the Company Membership Interests, no other classes, groups or categories of limited liability company ownership interests have been established or exist for any Owned Company. All of the LR Membership Interests are owned of record and beneficially by Leoncito Project, L.L.C., free and clear of all Encumbrances. Except to the extent created by the EF Security Documents, there are no options, warrants, conversion privileges or other rights, member rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character requiring or which may require the sale or transfer of any membership interest, or any other equity interest in, any Operating Company. All Company Membership Interests and LR Membership Interests have been duly authorized and validly issued. All Company Membership Interests and LR Membership Interests have been issued in compliance with all applicable Laws. There are no outstanding contractual or other obligations of any Operating Company to repurchase, redeem or otherwise acquire all or any portion of the Company Membership Interests or LR Membership Interests. Other than the Company Agreements, there are no limited liability company, operating, ownership, voting or similar agreements with respect to any of the Operating Companies. Other than Leoncito Project, L.L.C.’s 100% ownership of Leoncito Restoration, none of the Operating Companies has any subsidiaries. No Operating Company has granted, and there are no outstanding or authorized compensatory or service-linked equity awards or other equity-based awards or interests with respect to any equity or voting interests in any Operating Company, including any profits interests, appreciation or participation rights or similar arrangements.

3.7 Books and Records. The books of account and other records of the Operating Companies are complete and correct in all material respects and have been maintained in accordance with sound business practices, including the maintenance in all material respects of an adequate system of internal controls. True and complete copies of all such books and records have been made available to Boss Energy and, at the Closing, the originals of all such books and records will be in the possession of the Operating Companies.

3.8 Financial Information; Accounts Receivable.

(a) True and complete copies of (i) the unaudited financial statements of the Operating Companies as of December 31, 2021 and 2022, and (ii) the unaudited financial statements of the Operating Companies as of September 30, 2023 (collectively, the “Financial Statements”) have been delivered to Boss Energy. The balance sheet of each of the Operating Companies and their Affiliates as of September 30, 2023 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.”

(b) The Financial Statements (i) were prepared in accordance with the books of account and other records of the Operating Companies (except as may be indicated in the notes thereto), (ii) present fairly in all material respects the financial condition and results of operations of the Operating Companies as of the dates thereof or for the periods covered thereby, (iii) were prepared in a manner and on a basis consistent with the past practices of the Operating Companies and its affiliate parent company except as expressly disclosed therein, and (iv) were prepared using policies, procedures and conventions in accordance with the International Accounting Standards Board (“IFRS”).

(c) enCore has established and maintains a system of internal controls with respect to the Operating Companies. Such internal controls are designed to provide reasonable assurance that (i) transactions are executed in all material respects in accordance with management’s authorization and (ii) transactions are recorded as necessary to permit preparation of financial statements of enCore in conformity with IFRS and to maintain accountability for each Operating Company’s assets.

(d) Neither enCore US nor enCore has identified in writing or has received written notice from an independent auditor of (x) any significant deficiency or material weakness in the system of internal controls utilized by enCore with respect to the Operating Companies, (y) any material fraud that involves any of enCore’s management or other employees who have a significant role in the preparation of financial statements or the internal controls over financial reporting utilized by enCore with respect to the Operating Companies or (z) any claim or allegation regarding any of the foregoing.

(e) All accounts receivable of the Operating Companies arose only from bona fide transactions in the ordinary course of business.

3.9 Absence of Certain Changes. Since the Balance Sheet Date through the Effective Date, the Operating Companies have conducted their operations in the ordinary course of business in all material respects, and except as otherwise contemplated by this Agreement, there has not been:

(a) any change in any method of accounting or accounting practice by any of the Operating Companies;

(b) any sale, assignment, conveyance, license, sublease or other disposition of any Alta Mesa Assets or imposition of any Encumbrance (other than Permitted Encumbrances) on any of the foregoing except in the ordinary course of business or as contemplated in this Agreement;

(c) any delay or postponement of the payment of accounts payable and other liabilities outside the ordinary course of business;

(d) any cancellation, compromise, waiver or release of any right or claim (or series of related rights and claims) either involving more than $10,000 or outside the ordinary course of business;

(e) any write-down or write-off of the value of any material asset, except for write- downs or write-offs of accounts receivable or inventories in the ordinary course of business or otherwise that would be required for the preparation of audited balance sheets or obsolete or surplus property not needed for operation of the Project;

(f) any other transaction or commitment made, or any contracts entered into, by any of the Operating Companies relating to their assets or business or the Alta Mesa Project, other than transactions, commitments and contracts in the ordinary course of business and those contemplated by this Agreement;

(g) any action taken by either of the enCore Parties or any of the Operating Companies or, to the knowledge of the enCore Parties, by another Person on behalf of either of the enCore Parties or any of the Operating Companies that will or may reasonably be expected to cause or constitute a breach of any provision of this Agreement in any material respect;

(h) any action (or omission) by either of the enCore Parties or any of the Operating Companies that, if taken or omitted after the Effective Date, would require the consent of Boss Energy pursuant to Section 5.4(b); or

(i) any agreement, whether or not in writing, to do any of the foregoing by the enCore Parties, any of its Affiliates or any of the Operating Companies.

3.10 Absence of Undisclosed Liabilities. The Operating Companies have no outstanding Liabilities (whether absolute, accrued, contingent or otherwise) and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the Liabilities of any Person (whether absolute, accrued, contingent or otherwise) other than Liabilities (a) reflected or reserved against on the Balance Sheet included in the Financial Statement; (b) disclosed in Schedule 3.10; (c) incurred since the date of the Financial Statement in the ordinary course of business of the Operating Companies and not material to any of the Operating Companies; (d) incurred pursuant to this Agreement; (e) which are executory performance obligations arising under Contracts entered into in the ordinary course of business consistent with past practice to which the Operating Companies are a party or otherwise bound; (f) constituting Reclamation Obligations; (g) that, in the aggregate, do not exceed $250,000; or (h) the subject matter of which is expressly addressed by another representation and warranty in this Article III. None of the Liabilities described in clauses (a) - (g) above relates to or has arisen out of a breach of contract, breach of warranty, tort, infringement, violation of Law by or against any of the Operating Companies or an Affiliate or any action or judgment involving the Operating Companies or an Affiliate.

3.11 Litigation. There are not any actions, suits, claims, investigations or other legal proceedings pending or, to the knowledge of the enCore Parties, threatened in writing against any of the enCore Parties or the Operating Companies which, if determined adversely, may be adverse to the Operating Companies, the Alta Mesa Assets, or the Business in any material respects.

3.12 Compliance with Laws; Permits.

(a) Each of the enCore Parties and each Operating Company has complied and continues to comply in all material respects with all applicable Laws, including but not limited, to all applicable foreign, United States federal and state laws relating to the prevention of bribery, corruption, money laundering, fraud and other similar laws and regulations, and, to the knowledge of the enCore Parties, there are no existing, pending or threatened conditions or circumstances that might constitute or cause any violation of any applicable Laws by any Operating Company. This Section 3.12(a) shall not apply with respect to representations with regard to Taxes, which shall be governed by Section 3.17.

(b) Each Operating Company possesses all material Permits necessary to enable them to conduct their business, own the Alta Mesa Assets and operate the Business and the Alta Mesa Project in the manner in which the Business and the Alta Mesa Project are being operated currently. All such material Permits are disclosed on Schedule 3.12. All such material Permits are in full force and effect, and no action, claim or proceeding exists or is pending or, to the knowledge of the enCore Parties, threatened to suspend, revoke, terminate or prevent the exercise of rights under, or renewal of, any such material Permit or to declare any such material Permit invalid. Each Operating Company is in compliance in all material respects with all such material Permits, and, to the knowledge of the enCore Parties, there are no violations of any such material Permit that would (or could with notice or lapse of time) result in the termination of such material Permit. The transactions contemplated by this Agreement and the Ancillary Documents will not materially adversely affect the validity of any such material Permit or cause a cancellation of or otherwise materially adversely affect such material Permit, and, to the knowledge of the enCore Parties, no other material Permits are required in order to conduct the Operating Companies’ business, own the Alta Mesa Assets or operate the Business and the Alta Mesa Project, in each case, in the manner in which the Business and the Alta Mesa Project are currently being operated. There are no material Permits held by the enCore Parties or (other than the Operating Companies) any of its Affiliates relating to any of the Alta Mesa Assets or the Business or the Alta Mesa Project.

3.13 Alta Mesa Contracts.

(a) Schedule 3.13 lists all material contracts, leases, mortgages, deeds, licenses, instruments, notes, commitments, undertakings, indentures and other agreements to which any of the Operating Companies is a party or that materially affect or involve any of the Operating Companies, the Alta Mesa Assets or the operation of the Business or the Alta Mesa Project (the “Alta Mesa Contracts” but excluding the EF Acquisition Agreement and the EF Security Documents and the Uranium Loan Agreement), including the following agreements:

(i)	[Description of Agreement Redacted]

(ii)	[Description of Agreement Redacted]

(iii)	[Description of Agreement Redacted]

(iv)	[Description of Agreement Redacted]

(v)	[Description of Agreement Redacted]

(vi)	[Description of Agreement Redacted]

(vii)	[Description of Agreement Redacted]

(viii)	[Description of Agreement Redacted]

(b) The enCore Parties have made available to Boss Energy true and complete copies of each Alta Mesa Contract and all amendments or modifications thereto.

(c) All of the Alta Mesa Contracts are in full force and effect and will remain in full force and effect at Closing. No action, claim or proceeding exists or is pending or, to the knowledge of the enCore Parties, threatened to terminate or prevent the enjoyment or exercise of the Operating Companies’ rights under any Alta Mesa Contract or to declare any Alta Mesa Contract invalid or unenforceable. Each Operating Company is in compliance in all material respects with all Alta Mesa Contracts, and, to the knowledge of the enCore Parties, there are no circumstances or events which, with notice or lapse of time or both, would result in or constitute a breach or default under any Alta Mesa Contract. The transactions contemplated by this Agreement and the Ancillary Documents will not materially adversely affect the validity of any Alta Mesa Contracts or cause a breach or default under or otherwise materially adversely affect any Alta Mesa Contracts.

(d) Except as expressly disclosed on Schedule 3.13 and the EF Note and the EF Security Documents, none of the Alta Mesa Assets or Operating Companies is subject to or burdened by any contract that can be reasonably expected to result in payments to or receipts of revenue by the enCore Parties or any of the enCore Parties’ Affiliates (other than the Operating Companies) or any Third Party during the current or any subsequent calendar year, including (i) any operating agreement, transportation agreement, exploration agreement, joint development agreement, participation agreement and processing or similar contract or sales, purchase or exchange contract or call on production or (ii) any indenture, mortgage, loan, deed of trust, note purchase agreement, credit or sale-leaseback, guaranty, bond, letter of credit or similar contract that will not be terminated with respect to the Alta Mesa Assets on or before Closing.

3.14 Alta Mesa Real Property. Schedule 3.14 sets forth a complete list of all real property included among the Alta Mesa Assets (the “Alta Mesa Real Property”) and the ownership thereof, which real property will remain the real property of the Operating Companies through Closing. Each Operating Company owns Defensible Title to the Alta Mesa Real Property that such Operating Company is listed as owning on Schedule 3.14, free and clear of all Encumbrances, except for Permitted Encumbrances, and to the knowledge of the enCore Parties, the underlying property owners under each of the Uranium Lease, the Uranium Option and the Surface Use Agreements own Defensible Title to the properties covered thereby. No Third Person has any rights to use or acquire all or any portion of any of the Alta Mesa Real Property, other than as set forth in the Alta Mesa Contracts applicable thereto. The Alta Mesa Real Property includes all uranium and associated minerals and the rights to explore, develop and mine the same.

3.15 Alta Mesa Personal Property. Schedule 3.15 sets forth a complete list of all the material personal property included among the Alta Mesa Assets (the “Alta Mesa Personal Property”). Each Operating Company owns Defensible Title to the Alta Mesa Personal Property that such Operating Company is listed as owning on Schedule 3.15, free and clear of all Encumbrances, except for Permitted Encumbrances or where the failure to hold such Defensible Title would not be material to the Operating Companies.

3.16 Bank Accounts. Schedule 3.16 sets forth a true, correct and complete list and description of all bank accounts owned and/or used by the Operating Companies (including the name of each Person with signing authority or access thereunder).

3.17 Taxes and Assessments.

(a) All material Taxes related to the Operating Companies and the Alta Mesa Assets that have become due and payable have been properly paid.

(b) All Tax Returns with respect to Taxes that are required to be filed by any of the Operating Companies in respect of the Operating Companies, the Alta Mesa Assets, or otherwise have been timely filed, and all such Tax Returns are true, correct and complete in all material respects.

(c) All Taxes that an Operating Company is obligated to withhold from amounts owing to any Person have been properly withheld and timely remitted to the appropriate taxing authority.

(d) No action, suit, Governmental Authority proceeding or audit is now in progress or pending with respect to any of the Operating Companies or the Alta Mesa Assets, and none of the enCore Parties or the Operating Companies has received written notice of any pending claim against it from any applicable Governmental Authority for assessment of Taxes and no such claim has been threatened.

(e) No audit, litigation or other proceeding with respect to Taxes related to any of the Operating Companies or the Alta Mesa Assets has been commenced or is presently pending. None of the enCore Parties or the Operating Companies has granted an extension or waiver of the statute of limitations applicable to any Tax related to any of the Operating Companies or the Alta Mesa Assets, which extension or waiver has not yet expired.

(f) No claim has been made by any taxing authority in a jurisdiction where any Operating Company does not file Tax Returns or pay Taxes that such Operating Company may be required to file Tax Returns or be subject to Tax by that jurisdiction.

(g) No Operating Company is subject to Tax in any country, other than the country in which it is organized, by virtue of having, or being deemed to have, employees, a permanent establishment, fixed place of business or similar presence.

(h) None of the enCore Parties or the Operating Companies is a party to or bound by any Tax allocation or Tax sharing or indemnification agreement with respect to any of the Operating Companies or the Alta Mesa Assets.

(i) During the period that enCore US has owned the Operating Companies, each of the Operating Companies has been classified as a disregarded entity for U.S. federal income and applicable state and local tax purposes and none of the Alta Mesa Assets is subject to any Tax partnership agreement or is otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed for federal or state income tax purposes.

(j) None of the Alta Mesa Assets is “tax-exempt use property” within the meaning of Section 168(h) of the Code or “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code.

(k) All of the Alta Mesa Assets that are subject to property Taxes have been properly listed and described on the property tax rolls of the appropriate Governmental Authority for all assessment dates prior to Closing.

(l) The enCore Parties and the Operating Companies, as applicable, have complied with all escheat or unclaimed property Laws with respect to funds or property received in connection with owning or operating the Alta Mesa Assets.

(m) There are no Encumbrances for Taxes upon the Company Membership Interests, the LR Membership Interests or the Alta Mesa Assets other than Permitted Encumbrances.

(n) None of the Operating Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date (in each case where there is a reference to the Code or Treasury Regulations, including any corresponding or similar provision of state, or local or non U.S. income tax Law): (A) a “closing agreement” as described in Section 7121 of the Code; (B) an installment sale or open transaction; (C) a prepaid amount or deferred revenue recognized; (D) a change in the accounting method of any Operating Company pursuant to Section 481 of the Code; or (E) otherwise as a result of a transaction or accounting method that accelerated an item of deduction into periods ending on or before the Closing Date or a transaction or accounting method that deferred an item of income into periods beginning after the Closing Date.

(o) None of the Operating Companies has elected, through action or inaction, to benefit from any payroll Tax relief, including Tax credits and Tax deferrals, under any legislation or related authority promulgated under United States federal or state Laws that addresses the financial impact of COVID-19 on employers.

3.18 Environmental Matters.

(a) Except as set forth on Schedule 3.18:

(i) with respect to the Alta Mesa Assets, the Operating Companies (A) are, and have been, operating in full compliance with all Environmental Laws in all material respects, and (B) have no material Liability under Environmental Laws or with respect to Hazardous Substances;

(ii) the Operating Companies hold, and at the Closing will hold, all Permits (as set forth on Schedule 3.12) necessary to operate the Alta Mesa Project in compliance with all Environmental Laws in all material respects, and all such Permits are, and at the Closing will be, valid and in full force and effect;

(iii) none of the enCore Parties or the Operating Companies has entered into, nor is any of the enCore Parties or the Operating Companies subject to any Governmental Order that relates to the present or future use of any of the Alta Mesa Assets or requires any material change in the present operation of any of the Alta Mesa Assets;

(iv) no Governmental Order or other Action is pending, and, to the knowledge of the enCore Parties, no Governmental Order or other Action has been threatened, by any Governmental Authority or Third Party concerning any actual or alleged violation of or material Liability under any Environmental Law or with respect to Hazardous Substances;

(v) none of the enCore Parties or the Operating Companies has received any written request from a Governmental Authority or any notice from any Governmental Authority or Third Party alleging any current or past violation or potential violation of or material Liability under any Environmental Law or with respect to Hazardous Substances in respect of any of the Alta Mesa Assets;

(vi) no Hazardous Substance has been used, generated, manufactured, refined, treated, transported, stored, handled, disposed of, transferred, produced or processed at, on, under or from any of the Alta Mesa Assets except in compliance with all Environmental Laws; and

(vii) (A) there has been no Release of Hazardous Substance by any Person (and, to the knowledge of the enCore Parties, no Hazardous Substance is otherwise present) at, on, under or from any of the Alta Mesa Assets, and (B) none of the Operating Companies has arranged, by contract, agreement, or otherwise, for the transportation, treatment or disposal of Hazardous Substances at any location, in either case, except as would not reasonably be expected to result in material Liability.

(b) enCore has made available to Boss Energy true and complete copies of all assessments, audits, Permits, reports and all material documents in its possession or under its control relating to the environmental condition of the Alta Mesa Assets or any Operating Company’s compliance with Environmental Laws.

(c) The Operating Companies currently satisfy all financial assurance obligations relating to the Project through reclamation bonds totaling approximately [Amount Redacted] (as of the date of this Agreement), a true and complete list of which is set forth on Schedule 3.18.

3.19 Bankruptcy; Solvency. There are no bankruptcy, insolvency, reorganization, receivership or similar proceedings pending against, being contemplated by, or, to the knowledge of the enCore Parties, threatened against the enCore Parties, any Operating Company or any Affiliate thereof. The enCore Parties are not entering into this Agreement with actual intent to hinder, delay or defraud any creditor. Each of the enCore Parties and the Operating Companies is currently solvent and will be solvent immediately after the Closing after giving effect to (i) the transactions contemplated in this Agreement and the Ancillary Documents and (ii) any other transactions contemplated by the enCore Parties or any of its Representatives on or after the Closing, which would be taken into account in determining whether any of the transactions contemplated hereby were invalid or illegal under, in violation of, or can be set aside or give rise to, any award or damages, sanctions or other Liability against Boss or any of its respective Affiliates or Representatives under applicable bankruptcy, fraudulent conveyance, fraudulent transfer or other similar Laws.

3.20 Consents, Approvals or Waivers. Schedule 3.20 sets forth any and all consents, approvals and waivers of any nature that any of the enCore Parties or the Operating Companies or any of their respective Affiliates or Representatives must obtain from any Person, including any Governmental Authority, in order to consummate the transactions contemplated under this Agreement (and under any Ancillary Document required to be executed and delivered by the enCore Parties hereunder) (collectively, “Required Consents”). Except as set forth on Schedule 3.20, the enCore Parties’ execution, delivery and performance of this Agreement by the enCore Parties (and any Ancillary Document required to be executed and delivered by the enCore Parties hereunder) is not and will not be subject to any Required Consents. Schedule 3.20 describes, for each Required Consent, (i) the Governmental Authority or other Person from which each Required Consent must be obtained, and (ii) the agency contact information for the Governmental Authority from which each Required Consent must be obtained.

3.21 Governmental Authorization. Provided that each of the Required Consents set forth on Schedule 3.20 is obtained at or before the Closing, the execution, delivery and performance by the enCore Parties of this Agreement and the Ancillary Documents to which the enCore Parties will become a party, including the sale, transfer and conveyance of the Operating Companies and any related or resulting changes in control of any of the Alta Mesa Assets, will not (i) violate or conflict with any Law, including any Environmental Law, or any Governmental Order, or (ii) require the approval of any Governmental Authority, except where the violation, conflict or failure to obtain the approval would not have a Material Adverse Effect.

3.22 Royalty Obligations. Except as set forth in the Uranium Lease, no Person is currently entitled to any royalty, net profits interest, carried interest or any other interests based on the production and/or sale of Minerals from the Alta Mesa Assets, including any advance royalties. Except for such items that are being held in suspense as permitted by Law, all amounts due and payable under the Burdens with respect to the Assets have been paid in full.

3.23 Employees and Benefits Matters. No Operating Company has any employees or any Benefit Plans, or any material outstanding liabilities or obligations to any former employees under any Benefit Plan, applicable employment laws, or otherwise. Without limiting the generality of the preceding sentence (a) the Operating Companies are and for the past three (3) years have been in compliance with Laws in all material respects regarding the proper classification and treatment of each individual who has provided services to the Operating Companies and is or was classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider, and (b) the consummation of the Transactions will not, either alone or together with any other event, entitle any former or current employee, manager, director, or service provider of any of the Operating Companies to any payment.

3.24 Expropriation. No part of the Alta Mesa Assets has been taken, condemned or expropriated by any Governmental Authority nor has any written notice or proceeding in respect thereof been given or commenced nor do the enCore Parties or the Operating Companies know of any intent or proposal to give such notice or commence any such proceedings.

3.25 Insurance. Schedule 3.25 sets forth a complete and accurate list of each insurance policy under which the Operating Companies have been an insured, a named insured or otherwise the principal beneficiary of coverage at any time or relating to any of the Alta Mesa Assets or the Business as of the Effective Date. The enCore Parties have made available or will make available prior to the Closing Date to Boss a true and complete copy of each such policy that is in effect as of the Effective Date. With respect to each such policy, none of the Operating Companies, nor, to the knowledge of the enCore Parties, any other party to the policy is in material breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and the enCore Parties do not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or allow termination, modification or acceleration under the policy. All appropriate insurers under such insurance policies have been notified of all potentially insurable losses and pending litigation and legal matters, and no such insurer has informed any of the Operating Companies or the enCore Parties of any denial of coverage or reservation of rights thereto. Schedule 3.25 also describes any self-insurance arrangements affecting any of the Operating Companies or Alta Mesa Assets. All of the insurance policies listed in Schedule 3.25 shall remain in full force and effect following the Closing.

3.26 Intellectual Property.

(a) Schedule 3.26 lists all Operating Company IP Registrations.

(b) An Operating Company is the sole legal and beneficial, and with respect to the Operating Company IP Registrations, record, owner of all right, title and interest in and to all Operating Company Intellectual Property free and clear of all Encumbrances other than Permitted Encumbrances. The Operating Company Intellectual Property is, and the Operating Companies’ rights in the Operating Company Intellectual Property are subsisting and, to the knowledge of the enCore Parties, valid and enforceable.

(c) The Operating Companies own or have the right to use all Intellectual Property used in the conduct of the Business as conducted on the Closing Date. The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person (except for the consents set forth in Schedule 3.20) in respect of, the Operating Companies’ right to own, use or hold for use any Intellectual Property as owned, used or held for use in the conduct of the Business as conducted on the Closing Date.

(d) To the knowledge of the enCore Parties, the Operating Companies have not infringed or misappropriated the Intellectual Property of any Person and, to the knowledge of the enCore Parties, the conduct of the Business as conducted on the Closing Date does not infringe the Intellectual Property rights of any Person. To the knowledge of the enCore Parties, no Person has infringed or misappropriated any Operating Company Intellectual Property.

(e) To the knowledge of the enCore Parties, the Operating Companies are not subject to any outstanding or prospective Governmental Order (but not including any motion or petition therefor) that restricts or impairs the use of any Operating Company Intellectual Property.

(f) The Operating Companies have taken commercially reasonable efforts to protect and preserve the confidentiality of trade secrets included in the Operating Company Intellectual Property.

3.27 COVID-19; CARES Act. None of the Operating Companies received any loans under the CARES Act.

3.28 Brokers. Except as set forth on Schedule 3.28, no broker, finder, investment banker or other agent is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the enCore Parties or the Operating Companies. The enCore Parties shall be solely responsible for payment of any such fee or commission, and Boss Energy shall have no direct or indirect responsibility or liability for any such fee or commission.

3.29 Technical Report. To the knowledge of the enCore Parties, since the date of preparation of the technical report on the Alta Mesa Assets entitled “Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA” prepared by Douglas Beahm, PE, PG, BRS Engineering Inc. Riverton, Wyoming with an effective date of January 19, 2023 (the “Technical Report”) there has been no material change to the Alta Mesa Assets that would change any aspect of the Technical Report in any material respect.

3.30 Alta Mesa Assets. Together with the services provided by enCore US and its Affiliates, the Alta Mesa Assets constitute substantially all of the assets, other than Permits which have not yet been obtained, necessary to mine and operate the Alta Mesa Project in the manner currently planned by enCore. All of the Alta Mesa Assets are owned, leased, or held for use by one of the Operating Companies.

3.31 Sanctions Compliance.

(a) Neither enCore nor any of its Subsidiaries is a Person that is, or is 50% or more owned or controlled, individually or in the aggregate, by a Person that is: (i) the subject of any economic sanctions administered under the Sanctions Laws; or (ii) the government of, or located, organized or resident in, a country or territory that is the subject of any comprehensive economic sanctions amounting to an embargo (including, without limitation, Belarus, Cuba, Iran, North Korea, Syria, or the Crimea, Donetsk and Luhansk regions of Ukraine).

(b) enCore and its Subsidiaries are in compliance with all applicable Sanctions Laws in all material respects. enCore has instituted and maintains policies and procedures designed to achieve compliance with the Sanctions Laws applicable to them.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BOSS

Boss Energy represents and warrants to the enCore Parties the following:

4.1 Existence and Qualification. Boss Energy is a corporation, duly incorporated, validly existing and in good standing under the Laws of Australia.

4.2 Power. Boss Energy has the requisite power and authority to execute and deliver this Agreement and the Ancillary Documents and to consummate the transactions contemplated hereby and thereby, and the execution and delivery of this Agreement and the Ancillary Documents by Boss Energy and the consummation of the transactions contemplated hereby and thereby have been duly authorized.

4.3 Authorization and Enforceability. The execution, delivery and performance of this Agreement and each Ancillary Document required to be executed and delivered by Boss Energy at Closing, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Boss Energy. This Agreement has been duly executed and delivered by Boss Energy (and all Ancillary Documents required hereunder to be executed and delivered by Boss Energy at Closing will be duly executed and delivered by Boss Energy or Boss US) and this Agreement constitutes, and at the Closing such Ancillary Documents will constitute, the valid and binding obligations of Boss Energy or Boss US, as applicable, enforceable in accordance with their terms, subject to the Equity Exception.

4.4 No Conflicts. The execution, delivery and performance of this Agreement and each Ancillary Document required to be executed and delivered by either Boss Energy or Boss US at Closing, and the performance of the transactions contemplated hereby and thereby, will not (a) violate any provision of the organizational documents of either Boss Energy or Boss US, (b) result in default (with due notice or lapse of time or both) or the creation of any Encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license or agreement to which either Boss Energy or Boss US is a party, or (c) violate any judgment, order, ruling or regulation applicable to Boss Energy or Boss US as a party in interest.

4.5 Litigation. There are no actions, claims, suits, demands or proceedings pending, or, to the knowledge of Boss Energy, being contemplated or threatened in writing by a Person, before any Governmental Authority, arbitrator or mediator to which either Boss Energy or any of its Subsidiaries is a party or its or their assets are subject, which would impair the ability of Boss Energy or Boss US to perform their obligations or their under this Agreement or any Ancillary Document required to be executed and delivered by Boss Energy or Boss US at Closing.

4.6 Consents, Approvals or Waivers. Except as set forth on Schedule 4.6, the execution, delivery and performance of this Agreement by Boss Energy (and any Ancillary Document required to be executed and delivered by either Boss Energy or Boss US at Closing) is not and will not be subject to any consent, approval or waiver from any Governmental Authority or Person.

4.7 Sanctions.

(a) Neither Boss Energy nor any of its affiliates is a Person that is, or is 50% or more owned or controlled, individually or in the aggregate, by a Person that is: (i) the subject of any economic sanctions administered under the Sanctions Laws; or (ii) the government of, or located, organized or resident in, a country or territory that is the subject of any comprehensive economic sanctions amounting to an embargo (including, without limitation, Belarus, Cuba, Iran, North Korea, Syria, or the Crimea, Donetsk and Luhansk regions of Ukraine).

(b) Boss Energy and its Subsidiaries are in compliance with all applicable Sanctions Laws in all material respects. Boss Energy has instituted and maintains policies and procedures designed to achieve compliance with the Sanctions Laws applicable to them.

4.8 CFIUS Related Representations.

(a) Except as set forth on Schedule 4.8(a), neither Boss Energy nor any of its subsidiaries (i) has sought or obtained clearance from CFIUS for any transactions, or (ii) has or conducts any operations in, or has contracts or arrangements with persons located in, China, Russia, Belarus, Cuba, Iran, North Korea, Syria, or the Crimea, Luhansk, or Donetsk regions of Ukraine. If there are any transactions of the type described in clause (i), then such schedule shall also include a true and correct description of the transaction, when it was filed, what CFIUS’s disposition of the transaction, whether the transaction was completed, and the relevant date or dates for the foregoing. If any operations, contracts or arrangements of the type described in clause (ii), then such schedule shall also include a true and correct description of such item.

(b) Except as set forth on Schedule 4.8(b), (i) each officer and director Boss Energy is a citizen of Australia, New Zealand, Canada, the United Kingdom and/or the United States, (ii) each person that, individually, and each person that is part of a group of persons that in the aggregate, holds five percent (5%) or more of the outstanding voting interest of Boss Energy, holds the right to five percent (5%) or more of the profits of such entity, holds the right in the event of dissolution to five percent (5%) or more of the assets of Boss Energy, or otherwise could exercise control over Boss Energy, is (x) in the case of a natural person, a citizen of Australia, New Zealand, Canada, the United Kingdom or the United States or (y) in the case of an entity, is controlled by persons who are citizens of Australia, New Zealand, Canada, the United Kingdom or the United States, and (iii) no national or sub-national government of any single foreign state holds five percent (5%) or more of the securities of Boss Energy or any of its subsidiaries. For purposes of this Section 4.8(b), the term “holds” means legal or beneficial ownership, whether direct or indirect, whether through fiduciaries, agents, or other means.

4.9 Investment Representations.

(a) Boss Energy acknowledges and agrees that the offer and sale Newco Interests have not been registered under the Securities Act or the securities laws of any state and that, owing to certain requirements arising under the Securities Act and applicable state securities laws, the Newco Interests must be held indefinitely unless subsequently registered under the Securities Act and any applicable state law, or unless an exemption from registration is otherwise available. Boss Energy acknowledges that neither Newco nor any other party has any obligation to register or qualify the Newco Interests for resale. Boss Energy further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements, including the time and manner of sale, the holding period for the Newco Interests, and requirements that Newco may not be able to satisfy. Boss Energy understands that there is no public market for the Newco Interests or any of Newco’s securities, and there is no certainty that such a market will ever develop. Boss Energy understands that there can be no assurance that Boss Energy will be able to sell or dispose of the Newco Interests.

(b) Boss Energy is a sophisticated buyer with respect to the Newco Interests, has knowledge and experience in financial and business matters, has legal and other advisers who are capable of evaluating the merits and risks of its purchase of the Newco Interests and has been represented or has had the opportunity to be represented by legal counsel, tax advisers, and financial advisers of its own choice with respect to all aspects of Boss Energy’s investment decision. Boss Energy is aware that the acquisition of the Newco Interests involves a high degree of risk and has sufficient economic resources to bear the economic risk of the complete loss of its investment in the Newco Interests. Boss Energy has conducted such examination of the Operating Companies’ business, financial condition, results of operations and other relevant matters as Boss Energy deems appropriate and has adequate information concerning the Operating Companies, their financial condition, and their business to make an informed and knowledgeable decision to acquire the Newco Interests. Boss Energy has independently and without reliance upon Newco or any enCore Party or any of their respective representatives (other than the representations and warranties set forth in this Agreement, including the related portions of the Schedules, and the other Ancillary Documents) and based on such information as Boss Energy has deemed appropriate in its independent judgment, made its own analysis and decision to enter into this Agreement and the transactions contemplated hereby. Boss Energy acknowledges and agrees that none of the enCore Parties, Newco, or any other Person has made any representation or warranty as to the enCore Parties, the Operating Companies, Newco, or this Agreement except as expressly set forth in this Agreement (including the related portions of the Schedules) and the other Ancillary Documents.

4.10 Ownership of enCore. Neither Boss Energy nor any of its subsidiaries owns any common shares (or any securities convertible into common shares) of enCore. Except pursuant to the Subscription Agreement, neither Boss Energy nor any of its subsidiaries has any agreement, arrangement or understanding with respect to enCore, its Subsidiaries or their respective equity securities with any Person that owns any common shares (or any securities convertible or exercisable into common shares) of enCore with respect to the voting, exercise of any rights or disposition of such common shares owned by such other Person.

4.11 Compliance with Laws. Boss Energy and its Subsidiaries are in compliance with applicable Law in all material respects, including with all applicable foreign, United States federal and state Laws relating to the prevention of bribery, corruption, money laundering, fraud and other similar laws and regulations, and, to the knowledge of the Boss Parties, there are no existing, pending or threatened conditions or circumstances that might constitute or cause any violation of any applicable Laws.

ARTICLE V
COVENANTS OF THE PARTIES

5.1 Access to Records. Between the Effective Date and the Closing Date, and subject to the normal safety and access rules and policies of enCore, the enCore Parties shall give Boss Energy and its Representatives reasonable access during regular business hours to the properties, facilities, and Records pertaining to the Operating Companies and the Alta Mesa Assets and the right to copy, at the sole cost and expense of Boss Energy, such Records, for the purpose of conducting a confirmatory review of the Operating Companies and the Alta Mesa Assets. The enCore Parties shall cooperate with Boss Energy and its Representatives in their efforts to obtain such additional information relating to the Operating Companies and the Alta Mesa Assets as Boss Energy or its Representatives may reasonably request. The enCore Parties shall promptly provide to Boss Energy copies of any material correspondence or other communications received from any Governmental Authority prior to the Closing.

5.2 Government Reviews. In a timely manner, the enCore Parties, the Operating Companies and Boss Energy shall (a) make all required filings, prepare all required applications and conduct negotiations with each Governmental Authority and stock exchange as to which such filings, applications or negotiations are necessary or appropriate for the consummation of the transactions contemplated hereby and (b) provide such information (including financial information) as each Party may reasonably request to make such filings, prepare such applications and conduct such negotiations. To the extent necessary, each Party shall reasonably cooperate with and assist the other Parties in pursuing such filings, applications and negotiations. Each Party shall be responsible for and shall make any governmental and stock exchange filings required to be made by such Party to consummate the transactions contemplated by this Agreement and the Ancillary Documents. All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals (collectively, “Submissions”) made by or on behalf of any Party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereby (but, for the avoidance of doubt, not including (i) any interactions between Boss or the enCore Parties with a Governmental Authority in the ordinary course of business and unrelated to such transactions; (ii) any interactions between Boss Energy or the enCore Parties with a Governmental Authority with respect to operational matters encountered in the ordinary course of business; (iii) any disclosure which is not permitted by any Laws, treaty, common law, judgment, decree, other requirement of any Governmental Authority; or (iv) any disclosure containing confidential information) shall be disclosed to the other Parties as promptly as reasonably practicable in advance of any furnishing, filing, or submission, it being the intent that the Parties shall consult and cooperate with one another, and consider in good faith the comments and views of one another, in connection with any Submissions. Each Party shall provide reasonably frequent updates to the other Party with respect to any meetings, discussions, appearances or other forms of contact with any Governmental Authority or the staff or regulators of any Governmental Authority related to the transactions contemplated hereby and provide notice to the other Party reasonably in advance of any meeting, teleconference, appearance or other discussion, with any Governmental Authority or the staff or regulators of any Governmental Authority, so as to provide the other Party with the opportunity to attend and participate therein.

5.3 Public Announcements; Confidentiality.

(a) Each Party will make its own public announcement concerning the execution of this Agreement and the transactions contemplated hereunder immediately following the Effective Date, and each Party shall reasonably consider the comments of the other party with respect to the contents of such public announcements. Otherwise, no Party shall make any public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of the other Party, except that the foregoing shall not restrict disclosures to the extent (i) necessary for a Party to perform this Agreement (including disclosures to Governmental Authorities or Third Parties holding rights of consent or other rights that may be applicable to the transactions contemplated by this Agreement, as reasonably necessary to provide notices, seek waivers, amendments or termination of such rights, or seek such consents) or (ii) required by applicable securities or other Laws or regulations or the applicable rules of any stock exchange having jurisdiction over any of the Parties or their respective Affiliates; provided, that, in each case, each Party shall to the extent legally possible consult with the other Party regarding the contents of any disclosure regarding the execution of this Agreement or the Closing of the transactions contemplated hereby prior to making such disclosure, and that each Party shall use its reasonable efforts to consult with the other Parties regarding the contents of any other disclosure.

(b) Except as required by Law or the applicable rules of any stock exchange having jurisdiction over any of the Parties or their respective Affiliates, the Parties shall be bound by the terms, conditions and obligations set forth in the Confidentiality Agreement, the terms of which shall be deemed to be incorporated by reference into this Agreement. Each Party hereto hereby agrees to be bound by the terms and provisions of the Confidentiality Agreement as though it were a “Party” to the Confidentiality Agreement.

5.4 Operation of Business.

(a) From the Effective Date until the Closing Date, the EnCore Parties and the Operating Companies shall conduct any business related to the Operating Companies and the Alta Mesa Assets in the ordinary course consistent with their recent activities and prudent industry practice and in compliance with all Laws, and shall use commercially reasonable efforts to preserve intact the Operating Companies’ business organizations and goodwill, including, keeping available the services of the Operating Companies’ officers, employees and consultants and maintaining reasonably satisfactory relationships with vendors, customers and others having business relationships with the Operating Companies, subject to the terms of this Agreement.

(b) Except (w) as set forth in the Initial Program and Budget included in the JV Terms, (x) with the prior written consent of Boss Energy (such consent not to be unreasonably withheld, delayed or conditioned), (y) as required by Law, or (z) in the event of an emergency (in which circumstance the enCore Parties and the Operating Companies may take such action as a reasonably prudent Person would take and shall notify Boss Energy of such action promptly thereafter); provided, however, that the exception in this clause (z) shall only apply to clauses (i), (viii)(4), and (xii) below (and clause (xiv) to the extent related to clauses (i), (viii)(4) and (xii)), the enCore Parties shall with respect to the Operating Companies (and shall cause the Operating Companies to):

(i) not incur any expenditures or any contractual obligation or Liability in respect of the Operating Companies or the Alta Mesa Assets that are not contemplated by the Initial Program and Budget set forth in the JV Terms (including Allowable Excess Costs, as defined therein) in excess of $250,000 in the aggregate;

(ii) not commit to any new operation on or involving the Alta Mesa Assets requiring future capital expenditures in excess of $250,000;

(iii) maintain insurance coverage for the Operating Companies and on the Alta Mesa Assets in the amounts and of the types presently in force;

(iv) maintain all Permits, approvals, bonds and guaranties affecting the Alta Mesa Assets, and make all filings that the Operating Companies or their Affiliates are required to make under applicable Law with respect to such Alta Mesa Assets;

(v) not transfer, sell, hypothecate, encumber or otherwise dispose of any interest in the Operating Companies or portion of the Alta Mesa Assets other than disposition of immaterial assets in the ordinary course of business;

(vi) not create any lien, security interest or other Encumbrance with respect to the Operating Companies or the Alta Mesa Assets, nor (i) enter into any agreement for the sale, disposition or encumbrance of any interest in the Operating Companies or portion of the Alta Mesa Assets, nor (ii) dedicate, sell, encumber or dispose of any Minerals produced from the Alta Mesa Assets, if any;

(vii) not issue any equity or equity-like securities of any of the Operating Companies, or securities convertible into or exchangeable or exercisable for equity or equity-like securities of any of the Operating Companies, or grant any preferential right or other right to purchase or agree to require the consent of any Person not otherwise required to consent to the transfer and conveyance of the Operating Companies to Newco;

(viii) not voluntarily abandon any of the Alta Mesa Assets other than as required pursuant to applicable Law;

(ix) not (1) incur or assume any Indebtedness except Indebtedness incurred in the ordinary course of business and consistent with past practice and in no event exceeding $50,000 in the aggregate, (2) modify the terms of any Indebtedness, (3) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except in the ordinary course of business and consistent with past practice and in no event exceeding $50,000 in the aggregate, or (4) make any loans, advances or capital contributions to, or investments in, any other Person (other than short-term investments of cash in the ordinary course of business);

(x) not increase the compensation payable or to become payable or the benefits provided to the Operating Companies’ directors, managers, officers or employees;

(xi) not hire any employees or consultants of the Operating Companies;

(xii) not take any action that would result in the breach of any representation and warranty of the enCore Parties hereunder (except for representations and warranties made as of a specific date) such that Boss Energy would have the right to terminate this Agreement;

(xiii) amend the organizational documents of any of the Operating Companies (except to the extent any such amendment is necessary in connection with the transactions contemplated by this Agreement);

(xiv) not acquire any material assets or acquire any equity interests in any other Person;

(xv) not commence or settle any litigation or other proceeding; and

(xvi) not authorize or enter into any agreement with respect to any of the foregoing.

Any requests for approval of any action restricted by Section 5.4 shall be delivered to the enCore Parties in accordance with the notice provisions of Section 11.2.

5.5 Repayment of EF Note and Release of EF Security. Prior to or at the Closing, the enCore Parties shall repay in full all principal and interest due under the EF Note. Prior to the Closing (or, if the EF Note is discharged at the Closing, as soon as practicable after the Closing) the enCore Parties shall obtain and record or file in the official records of Jim Hogg and Brooks Counties, Texas, or other governmental offices, as appropriate, releases of all of the EF Security Agreements, all in form and substance reasonably acceptable to Boss Energy.

5.6 Non-Solicitation and Acquisition Proposals.

(a) Prior to the Closing, the enCore Parties agree that neither they nor any of the Operating Companies nor any of the enCore Parties’ or the Operating Companies’ respective Affiliates or Representatives shall, and the enCore Parties shall cause the Operating Companies and the enCore Parties’ and the Operating Companies’ respective Affiliates and Representatives not to:

(i) solicit, assist, initiate, knowingly encourage or facilitate (including by way of discussion (other than to state they are not permitted to have discussions)), negotiate, furnish information, permit any visit to any facilities or properties of the Operating Companies, or enter into any form of written or oral agreement, arrangement or understanding with respect to any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal;

(ii) engage or participate in any discussions (other than to state they are not permitted to have discussions) or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than the enCore Parties and their Representatives) regarding any Acquisition Proposal or Potential Acquisition Proposal (defined below);

(iii) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; or

(iv) release any person from or waive or otherwise forebear in the enforcement of any confidentiality or standstill agreement or any other agreement with such person that would facilitate the making or implementation of any Acquisition Proposal.

(b) The enCore Parties shall, and shall cause the Operating Companies and the enCore Parties’ and the Operating Companies’ respective Affiliates and Representatives to, immediately cease and cause to be terminated any existing solicitation, discussion, negotiation, encouragement or activity with any Person (other than Boss Energy or any of its Representatives) by enCore Parties, the Operating Companies or any of their respective Affiliates or Representatives with respect to any Acquisition Proposal or any Potential Acquisition Proposal. The enCore Parties and the Operating Companies and their respective Affiliates and enCore Parties Representatives shall immediately cease providing any Person (other than Boss Energy or any of its Representatives) with access to information concerning the Operating Companies or the Alta Mesa Assets in respect of any Acquisition Proposal or any Potential Acquisition Proposal, and request the return or destruction of all confidential information provided to any Person (other than Boss Energy or any of its Representatives) that has entered into a confidentiality agreement with any of the enCore Parties or the Operating Companies relating to any Acquisition Proposal or Potential Acquisition Proposal to the extent provided for in such confidentiality agreement and shall use all commercially reasonable efforts to ensure that such requests are honored.

(c) The enCore Parties shall ensure that the Operating Companies and the enCore Parties’ and the Operating Companies’ respective Affiliates and Representatives are aware of the prohibitions in this Section 5.6 and shall be responsible for any breach of this Section 5.6 by any such Persons.

(d) For the avoidance of doubt, this Section 5.6 shall not apply to any transaction involving the purchase or sale of enCore however effected.

5.7 Further Assurances. After the Closing, the Parties agree to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Party for carrying out the purposes of this Agreement or of any Ancillary Document delivered pursuant to this Agreement.

5.8 CFIUS Submission.

(a) The Parties, in cooperation with each other, have jointly determined that the transaction provided for under this Agreement shall be submitted to CFIUS as follows: (i) as soon as reasonably practicable after the Effective Date (and no later than December 22, 2023 or, if at the option of a Parties, January 5, 2024 in order to finalize the form and terms of the LLC Agreement in accordance with Section 2.5), the Parties will prepare and provide, or cause their respective affiliates to prepare and provide, to CFIUS a CFIUS Declaration pursuant to 31 CFR § 800.402; and (ii) if CFIUS does not conclude action with respect to the CFIUS Declaration pursuant to 31 CFR § 800.407(a)(4) but either requests that the Parties file a CFIUS Notice under 31 CFR § 800.407(a)(1) or unilaterally initiates a review of the transaction under 31 CFR § 800.407(a)(3), then the Parties will (i) prepare and provide, or cause their respective affiliates to prepare and provide to CFIUS a CFIUS Notice in draft form as promptly as possible and (ii) formally submit, or cause their respective affiliates to formally submit, to CFIUS a CFIUS Notice as contemplated by 31 C.F.R. § 800.501(a) as promptly as practicable after receipt of CFIUS comments (if any) to the draft CFIUS Notice. The Parties will provide CFIUS with any additional or supplemental information requested by CFIUS or its member agencies during the assessment (and, if applicable, the review and/or investigation) process within two Business Days (or within three Business Days during any review and/or investigation) of receiving such request; provided that (i) the Boss Parties or the enCore Parties, after consultation with each other, may request in good faith an extension of time to respond to CFIUS requests for follow-up information and (ii) under no circumstance may a Party request any extension that would reasonably be expected to cause CFIUS to reject the CFIUS Declaration or, if applicable, CFIUS Notice filed by the Parties for failure to provide the requested information.

(b) In connection with any CFIUS assessment, review or investigation and without limiting the other provisions of this Section 5.8, the Parties shall (i) cooperate in all respects and consult with each other in connection with the preparation and consideration of the CFIUS Declaration and, if applicable, the CFIUS Notice, including by allowing the other Party to have an opportunity to review in advance and comment on drafts of filings and submissions, and (ii) promptly inform the other Parties of any substantive communication made to, or received by such Party from, CFIUS (including members of its staff) regarding the CFIUS Approval, CFIUS Declaration or CFIUS Notice, excluding, in either case, any confidential or competitively sensitive information included in such drafts, filings and submissions or communications. Prior to communicating substantively with CFIUS (including members of its staff), whether or not in writing, each Party shall permit counsel for the other Parties a reasonable opportunity to review and provide comments thereon, and consider in good faith the views of the other Parties in connection with, any such substantive communication; provided, that such communications are not confidential or competitively sensitive information or otherwise requested by CFIUS to be kept confidential. Each Party agrees not to (and agrees to cause its Affiliates not to) participate in any substantive meeting or discussion, either in person, virtually, or by telephone, with CFIUS (including members of its staff) in connection with the CFIUS Declaration and, if applicable, the CFIUS Notice not regarding confidential or competitively sensitive information unless, to the extent not prohibited by CFIUS, it consults with the other Parties in advance and gives the other Parties the opportunity to attend and participate.

5.9 Financing. Boss Energy shall use reasonable best efforts to take all actions, and do, or cause to be done, all things necessary to arrange and obtain binding financing necessary to satisfy the Financing Condition promptly after the Effective Date (but in any event no later than December 15, 2023) and receive the proceeds from such financing no later than six Business Days after the date the binding agreements with respect to such financing are entered into, and shall use reasonable best efforts to: (a) maintain in effect such financing arrangements once obtained; (b) satisfy on a timely basis all conditions applicable to such financing arrangements once obtained; (c) enter into definitive agreements with respect that would not adversely impact the ability or likelihood of Boss Energy to consummate the transactions contemplated hereby; (d) enforce the obligations of any of the other parties under such financing arrangements; (e) promptly advise enCore of the occurrence of any Financing Failure Event; and (f) subject to the satisfaction or waiver of the conditions set forth herein, consummate the such financing prior to the Closing.

5.10 Actions by Newco and the Operating Companies. enCore US will cause Newco and the Operating Companies to take any and all actions necessary to effectuate the purposes of this Agreement and the Closing of the transactions hereunder.

ARTICLE VI
CONDITIONS TO CLOSING

6.1 Boss Energy’s Conditions to Closing. The obligations of Boss Energy to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or, to the extent permitted by Law, waiver by Boss Energy) of each of the following conditions precedent on or before the Closing:

(a) Representations and Warranties. The representations and warranties of the enCore Parties set forth in Article III that are qualified as to materiality or words of similar import shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, in each case, as of the Effective Date and as of the Closing Date as though made on and as of the Closing Date, except for those representations and warranties that are made only as of a specific date, which representations and warranties shall have been true and correct in all material respects or true and correct in all respects, as the case may be, as of such specified date.

(b) Performance. The enCore Parties shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement on or before the Closing Date.

(c) No Action. No injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or any Ancillary Document, or awarding damages in connection therewith, shall have been issued and remain in force, and no suit, action or other proceeding by any Person seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement or any Ancillary Document, or seeking damages in connection therewith, shall be pending before any Governmental Authority or arbitrator.

(d) Governmental Consents. All consents and approvals of any Governmental Authority required for the transfer of the Operating Companies from enCore US to Newco and any related or resulting changes of control of any of the Alta Mesa Assets as contemplated by this Agreement, including the consents and approvals listed on Schedule 3.20, except consents and approvals by Governmental Authorities that are customarily obtained after closing, shall have been granted, or the necessary waiting period shall have expired, or early termination of the waiting period shall have been granted by the applicable Governmental Authority.

(e) Third-Party Consents. The enCore Parties shall have obtained all Required Consents and shall have delivered or caused to be delivered to the enCore Parties satisfactory documentation or other evidence thereof.

(f) The enCore Parties’ Closing Deliveries. The enCore Parties shall have delivered, or caused to be delivered, to Boss Energy the documents listed in Section 7.3.

(g) Ancillary Agreements. All of the Ancillary Agreements shall remain in full force and effect.

(h) CFIUS Approval. CFIUS Approval shall have been obtained.

(i) Financing. Boss Energy shall have entered into binding arrangements for one or more debt, equity, and/or other financings for proceeds in an amount equal to or greater than the Purchase Price (the “Financing Condition”).

(j) Release of EF Security. Either (i) the enCore Parties shall have paid off the EF Note and obtained and recorded or filed, as required, releases of the EF Security Interests, as set forth in Section 5.5, or (ii) the enCore Parties shall have provided to a customary payoff letter from the holder of the EF Note stating the amounts to duly discharge EF Note with wiring instructions to the account designated by the holder of the EF Note such that the EF Security Interests can be released immediately as practical after the Closing pursuant to Section 5.5.

(k) Material Adverse Effect. Since the date of this Agreement, there shall not have been any Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

6.2 EnCore Parties’ Conditions to Closing. The obligations of the enCore Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or, to the extent permitted by Law, waiver by enCore) of each of the following conditions precedent on or before the Closing:

(a) Representations and Warranties. The representations and warranties of Boss Energy set forth in Article IV shall be true and correct except where the failure to be so true and correct (disregarding all qualifications or limitations as to “material” or “materiality”) would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Boss Energy, in each case, as of the Effective Date and as of the Closing Date as though made on and as of the Closing Date, except for those representations and warranties that are made only as of a specific date, which representations and warranties shall have been true and correct except where the failure to be so true and correct (disregarding all qualifications and limitations as to “material” or “materiality”) would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Boss Energy as of such specified date.

(b) Performance. Boss Energy shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement on or before the Closing Date.

(c) No Action. No injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or any Ancillary Document, or awarding damages in connection therewith, shall have been issued and remain in force, and no suit, action or other proceeding by any Person seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement or any Ancillary Document, or seeking damages in connection therewith, shall be pending before any Governmental Authority or arbitrator.

(d) Boss Energy’s Closing Deliveries. Boss Energy shall have delivered, or caused to be delivered, to the enCore Parties the documents listed in Section 7.2 hereof.

(e) CFIUS Approval. CFIUS Approval shall have been obtained.

6.3 Frustration of Closing Conditions. No Party may rely, either as a basis for not consummating the transactions contemplated by this Agreement or for terminating this Agreement and abandoning the transactions contemplated hereby, on the failure of any condition set forth in Section 6.1 or Section 6.2, as the case may be, to be satisfied if such failure was caused by such Party’s breach of any provision of this Agreement. During the period from the Effective Date until the Closing, each Party shall: (i) take all such reasonable actions as are within its power and otherwise use all commercially reasonable best efforts so as to: (A) ensure compliance with the conditions set forth in Article VI; (B) cause the Closing to occur as promptly as commercially reasonable following the date hereof and, in any event, prior to the Completion Date; (ii) use commercially reasonable best efforts to take, or cause to be taken, all actions that are reasonably necessary or advisable to obtain CFIUS Approval, including taking any and all such actions and providing any assurances as may be required, requested or imposed by CFIUS (including entering into a mitigation agreement, letter of assurance, national security agreement, or other similar arrangement or agreement) to address any national security risks arising out of the Transactions; and (iii) not take or agree to take any action that would reasonably be expected to prevent the consummation of the transactions contemplated hereunder. Notwithstanding this Section 6.3 or any other provision of this Agreement, the Parties’ obligation hereunder in connection with obtaining CFIUS Approval does not include (a) in the case of Boss Energy, agreeing to any Material Boss Mitigation Measure, (b) in the case of enCore, agreeing to any Material enCore Mitigation Measure, or (c) for either Party, contesting any governmental action relating to the Transactions taken under Section 721 of the DPA by initiation or maintenance of litigation.

ARTICLE VII
CLOSING

7.1 Time and Place of the Closing. Consummation of the purchase and sale transaction as contemplated by this Agreement (the “Closing”) shall, unless otherwise agreed to in writing by the Parties, take place by conference call and electronic transfer of signature pages and deliverables on the date that is five (5) Business Days after the date all conditions in Article VI have been satisfied or waived (other than such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), subject, in each case, to the rights of the Parties under Article VIII. As used herein, the “Closing Date” shall mean the date on which the Closing actually occurs. For Tax and accounting purposes (to the extent permitted by Law and generally accepted accounting principles), the Closing will be deemed to be effective as of 11:59 p.m. Central Time on the Closing Date.

7.2 Obligations of Boss Energy at the Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by the enCore Parties of their obligations pursuant to Section 7.3, Boss Energy shall deliver or cause to be delivered to the enCore Parties the following:

(a) the Purchase Price;

(b) subject to the provisions of Section 2.5, the executed LLC Agreement; and

(c) certificates executed by an authorized officer of Boss Energy, dated as of the Closing Date, certifying on behalf of Boss Energy that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) have been fulfilled.

7.3 Obligations of the enCore Parties at the Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Boss Energy of its obligations pursuant to Section 7.2, the enCore Parties shall deliver or cause to be delivered to Boss Energy the following:

(a) a duly executed assignment of the 30% of the Newco Membership Interests in Newco in the form attached hereto as Exhibit A;

(b) subject to the provisions of Section 2.5, the executed LLC Agreement;

(c) certificates executed by an authorized officer of the enCore Parties, dated as of the Closing Date, certifying on behalf of the enCore Parties that the conditions set forth in Sections 6.1(a), 6.1(b) and 6.1(c) have been fulfilled;

(d) where consents, approvals or releases are received by the enCore Parties pursuant to Section 6.1(d), copies of those approvals or releases; and

(e) estoppel certificates from each of the counterparties to the [Agreement Description Redacted], confirming that those agreements are in full force and effect and that the relevant Owned Company has fully and timely performed all of its obligations thereunder; and

(f) a completed and signed IRS Form W-9 by enCore US.

ARTICLE VIII
TERMINATION

8.1 Termination. This Agreement, and the transactions contemplated hereby, may be terminated at any time prior to the Closing by:

(a) the mutual written consent of the Parties;

(b) either the enCore Parties or Boss Energy, by written notice delivered to the other if the Closing shall not have occurred by 5:00 pm prevailing central time on February 1, 2024 (the “Completion Date”); provided, that the right to terminate under this Section 8.1(b) shall not be available to a Party whose failure to comply with this Agreement has been the primary cause of, or resulted in the failure of the Closing to occur on or before the Completion Date; provided, further, that, if CFIUS Approval has not been obtained by the Completion Date, either Party may extend the Completion Date to 5:00 pm prevailing central time on May 31, 2024 (subject to day-to-day extension for each day of any U.S. federal government shutdown beyond that date) by delivering written notice to the other Party; provided, further that, the right to extend the Completion Date pursuant to the preceding proviso shall not be available (A) to either Party if a CFIUS Declaration has not been submitted to CFIUS on or before December 22, 2023, or (B) to any party whose failure to comply with this Agreement has been the primary cause of, or resulted in the failure of the CFIUS Approval to be obtained by May 31, 2024 (subject to day-to-day extension for each day of any U.S. federal government shutdown beyond that date);

(c) either the enCore Parties or Boss Energy, by written notice delivered to the other, if any Governmental Authority shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement, and such order or other action shall have become final and non-appealable; provided, however, the Party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall not have initiated such proceeding or taken any action in support of such proceeding;

(d) the enCore Parties, by written notice to Boss Energy, if, (A) (i) there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement by Boss Energy, that would, individually or in the aggregate, result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied on any date prior to the Closing Date (it being understood that, for purposes of this Section 8.1(d), such date prior to the Closing Date shall be substituted for the Closing Date in determining whether the conditions contained in Section 6.2(a) or Section 6.2(b) have been satisfied) and (ii) such breach has not been cured within fifteen (15) days after written notice is provided to Boss Energy of such breach; provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured; or (B) Boss Energy has been unable to meet the Financing Condition;

(e) Boss Energy, by written notice to the enCore Parties, if (i) there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement by an enCore Party that would, individually or in the aggregate, result in a failure of a condition set forth in Section 6.1(a) or Section 6.1(b) to be satisfied on any date prior to the Closing Date (it being understood that, for purposes of this Section 8.1(e), such date prior to the Closing Date shall be substituted for the Closing Date in determining whether the conditions contained in Section 6.1(a) or Section 6.1(b) have been satisfied) and (ii) such breach has not been cured within fifteen (15) days after written notice is provided to the enCore Parties of such breach; provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured; or

(f) the enCore Parties, by written notice to Boss Energy, (i) at any time after December 15, 2023 if Boss Energy does not enter into binding financing arrangements necessary to satisfy the Financing Condition by such date or (ii) if there is a Financing Failure Event.

8.2 Break Fee.

(a) Upon termination of this Agreement by the enCore Parties under Section 8.1(d) or Section 8.1(f), Boss Energy shall promptly pay (and in any event, no later than two Business Days after such written notice to Boss Energy of such termination) to enCore a $3,500,000 break fee (the “Break Fee”). The Parties agree such termination will cause the enCore Parties to incur substantial economic damages and losses of types and in amounts which are impossible to compute and ascertain with certainty as a basis for recovery by the enCore Parties, and that the Parties intend to be liquidate damages and the Break Fee represents a fair, reasonable and appropriate estimate thereof and not a penalty. Except in the case of a termination by the enCore Parties for a material intentional breach by Boss Energy of its agreements and obligations under this Agreement, upon termination pursuant to Section 8.1(d) or Section 8.1(f) and prompt payment of the Break Fee, Article IX shall cease to apply to claims relating to the breach or failure to perform pursuant to which such termination was effected.

(b) The Parties acknowledge and agree that the covenants set forth in this Section 8.2 are an integral part of this Agreement, and that, without these covenants, the Parties would not have entered into this Agreement. Accordingly, if Boss Energy fails to pay any amounts due pursuant to this Section 8.2 and, in order to obtain such payment, enCore commences a legal proceeding that results in a judgement against Boss Energy for the amount set forth in this Section 8.2 or any portion thereof, Boss Energy will pay to enCore its out-of-pocket costs and expenses (including reasonable attorneys’ and experts’ fees and costs) in connection with such legal proceedings together with interest on such amount or portion thereof at the annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made plus 1% through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law.

8.3 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no further force or effect, except for the provisions of Section 1.1, Section 1.2, Section 5.3, Article VIII, and Article XI (other than Section 11.1 and Section 11.3), which shall survive the termination of this Agreement and continue in full force and effect; provided, however, that termination of this Agreement shall not relieve any Party from any liability for any intentional breach of this Agreement arising prior to such termination.

ARTICLE IX
INDEMNIFICATION

9.1 Indemnification by the enCore Parties. From and after the Closing, enCore US covenants and agrees to indemnify, defend, and hold harmless Boss Energy and its Affiliates and its respective shareholders, partners, directors, officers, employees, agents, representatives, successors and assigns (the “Boss Energy Indemnified Parties”) from and against any Damages which any of the Boss Energy Indemnified Parties may suffer or incur as a result of, or arising out of, or in respect of, without duplication:

(a) any non-performance or breach of any covenant or agreement on the part of the enCore Parties contained in this Agreement; or

(b) any inaccuracy in or breach of any representation or warranty of the enCore Parties contained in this Agreement (or in any certificate delivered pursuant to this Agreement).

9.2 Indemnification by Boss Energy. Boss Energy covenants and agrees to indemnify, defend, and hold harmless the enCore Parties and their respective directors, officers, employees, agents, representatives, successors and assigns (the “enCore Indemnified Parties”) from and against any Damages which any of the enCore Indemnified Parties may suffer or incur as a result of, or arising out of, or in respect of: any non-performance or breach of any covenant or agreement on the part of Boss Energy contained in this Agreement;

(a) any non-performance or breach of any covenant or agreement on the part of Boss Energy contained in this Agreement;

(b) any inaccuracy in or breach of any representation or warranty of Boss Energy contained in this Agreement (or in any certificate delivered pursuant to this Agreement); or

(c) Boss Energy’s Pro Rata Share of any amounts due by enCore US under the Surety Indemnity Agreement (or any substitute surety indemnity or similar agreement) solely with respect to the Project Companies, unless such amounts are due as a result of a breach by enCore US under the terms of that Security Indemnity Agreement (unless such breach is a result of Boss Energy failing to comply with its indemnification obligations under this Section 9.2(c)).

9.3 Indemnification Actions. All claims for indemnification under this Article IX shall be asserted and resolved as follows:

(a) Third Party Claims.

(i) Promptly after receipt by a Person entitled to indemnity under Section 9.1 or Section 9.2 (an “Indemnified Party”) of notice of the assertion or commencement of an action, suit, claim or other legal proceeding made or brought against it by a Third Party (a “Third Party Claim”), such Indemnified Party shall promptly give written notice to the Person obligated to indemnify against such Third Party Claim (an “Indemnifying Party”) of the assertion or commencement of such Third Party Claim; provided, that the failure to timely notify the Indemnifying Party will not relieve the Indemnifying Party of any Liability that it may have to any Indemnified Party, except to the extent of actual prejudice arising from such failure.

(ii) If an Indemnified Party gives notice to the Indemnifying Party pursuant to Section 9.3(a)(i) of the assertion of a Third Party Claim, then the Indemnifying Party shall be entitled to assume the defense of such Third Party Claim with counsel of its choosing that is reasonably acceptable to the Indemnified Party (it being agreed that the Indemnifying Party’s counsel as of the date hereof shall be reasonably acceptable to the Indemnified Party); provided, however, (i) the Indemnifying Party shall not be entitled to assume defense of a Third Party Claim if the Indemnified Party has one or more defenses that cannot be asserted by the Indemnifying Party and such inability would actually prejudice the Indemnified Party, (ii) the Indemnifying Party shall not be entitled to assume defense of a Third Party Claim if such claim is being brought by a Governmental Authority or seeks an injunction or provisional relief, and

(iii) as a condition to assuming the defense of such Third Party Claim, the Indemnifying Party must acknowledge and agree in writing that each Indemnified Party will be indemnified and held harmless hereunder with respect to the full amount of any and all Damages the Indemnified Party may suffer or incur arising out of or relating to the Third Party Claim. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party under this Article IX for any fees of other counsel or any other expenses with respect to the defense of such Third Party Claim. If the Indemnifying Party assumes the defense of a Third Party Claim, then no compromise or settlement of such Third Party Claims may be effected by the Indemnifying Party without the Indemnified Party’s express written consent unless (i) there is no finding or admission of any wrongdoing by the Indemnified Party, (ii) the sole relief provided is monetary Damages that is paid in full by the Indemnifying Party, and (iii) the claim does not relate to Taxes. If notice is given to an Indemnifying Party of the assertion of any Third Party Claim and the Indemnifying Party does not, within fifteen (15) Business Days after the Indemnified Party’s notice is given, give notice to the Indemnified Party of the Indemnifying Party’s election to assume the defense of such Third Party Claim, then the Indemnifying Party shall be bound by any determination made in such Third Party Claim or any compromise or settlement reasonably effected by the Indemnified Party.

(iv) With respect to any Third Party Claim subject to indemnification under this Article IX: (i) both the Indemnified Party and the Indemnifying Party, as the case may be, shall keep the other fully informed of the status of such Third Party Claim and any related legal actions at all stages thereof where such other person is not represented by its own counsel, and (ii) each Party agrees (at its own expense) to render to each other such assistance as a Party may reasonably require of another and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third Party Claim.

(v) With respect to any Third Party Claim subject to indemnification under this Article IX, the Parties agree to cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney-client and work-product privileges of the other Party. In connection therewith, each Party agrees that: (i) it will use its reasonable efforts, in respect of any Third Party Claim in which it has assumed or participated in the defense, to avoid production of Confidential Information (consistent with applicable Law and rules of procedure); and (ii) all communications between any Party and counsel responsible for or participating in the defense of any Third Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

(b) Direct Claims. In order for an Indemnified Party to be entitled to indemnification under this Article IX for a claim which has not arisen in respect of a Third Party Claim (a “Direct Claim”), the Indemnified Party shall give the Indemnifying Party prompt written notice thereof; provided, however, the failure to give such prompt written notice shall not relieve the Indemnifying Party of its indemnification obligations hereunder, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure or is otherwise materially prejudiced as a result of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of Damages that have been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 60 days after its receipt of such notice to respond in writing to such Direct Claim. During such 60-day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim and whether and to what extent any amount is payable in respect of the Direct Claim, and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 60-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

9.4 Survivability; Limitation on Actions.

(a) The representations and warranties of Boss Energy contained in this Agreement shall survive the Closing for the benefit of the enCore Parties as follows:

(i) as to the representations and warranties contained in Section 4.1, Section 4.2, Section 4.3, Section 4.4 and Section 4.8 (the “Boss Fundamental Representations”), until three years following the Closing Date unless a notice of a bona fide Third Party Claim shall have been given in writing before the expiry of that period, in which case the representation and warranty to which such notice applies shall survive in respect of that Third Party Claim until the final determination or settlement of that Third Party Claim; and

(ii) as to all other representations and warranties not listed in Section 9.4(a)(i), until one year following the Closing Date, unless a notice of a bona fide Third Party Claim shall have been given in writing before the expiry of that period, in which case the representation and warranty to which such notice applies shall survive in respect of that Third Party Claim until the final determination or settlement of that Third Party Claim.

(b) The covenants and agreements of Boss Energy contained in this Agreement (i) that are required to be performed at or prior to Closing in their entirety shall survive for three months after the Closing and (ii) that are required to be performed after the Closing shall survive the period stated for such covenants or agreements or, if no period is stated, until the last date on which any such covenants and agreements are performed or satisfied.

(c) The representations and warranties of the enCore Parties contained in this Agreement shall survive the Closing for the benefit of Boss Energy as follows:

(i) as to the representations and warranties contained in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5, Section 3.6, Section 3.13, Section 3.14, Section 3.18, Section 3.22, Section 3.28 and the last sentence of Section 3.30 (the “enCore Fundamental Representations”), until three years following the Closing Date unless a notice of a bona fide Third Party Claim shall have been given in writing before the expiry of that period, in which case the representation and warranty to which such notice applies shall survive in respect of that Third Party Claim until the final determination or settlement of that Third Party Claim;

(ii) as to the representations and warranties contained in Section 3.17, until the expiration of the applicable statute of limitations under applicable tax Law plus sixty (60) days;

(iii) as to all other representations and warranties not listed in Section 9.4(c)(i) or Section 9.4(c)(ii), until one year following the Closing Date, unless a notice of a bona fide Third Party Claim shall have been given in writing before the expiry of that period, in which case the representation and warranty to which such notice applies shall survive in respect of that Third Party Claim until the final determination or settlement of that Third Party Claim.

(d) The covenants and agreements of enCore Energy contained in this Agreement (i) that are required to be performed at or prior to Closing in their entirety shall survive for three months after the Closing and (ii) that are required to be performed after the Closing shall survive the period stated for such covenants or agreements or, if no period is stated, until the last date on which any such covenants and agreements are performed or satisfied.

(e) The limitations on survivability of representations and warranties under Section 9.4(a) and Section 9.4(c) and of covenants and agreements under Section 9.4(b) and Section 9.4(d) shall not be applicable to the extent that a Party to which the limitation applies has committed fraud or made an intentional misrepresentation or omission in connection with this Agreement or the transactions contemplated herein.

(f) In no event shall any Indemnified Party be entitled to duplicate compensation with respect to the same Damage or Liability under more than one provision of this Agreement and the Ancillary Documents.

(g) The Indemnified Party shall take, and cause its Affiliates and Representatives to make, all commercially reasonable efforts to mitigate any Damages for which the Indemnifying Party may be liable under this Article IX upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto.

(h) Payments by the Indemnifying Party in respect of any Damages shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received by the Indemnified Party in respect of any such Damages, net of any premium increases and associated costs.

(i) The enCore Parties shall not be required to indemnify the Boss Energy Indemnified Parties under Section 9.1 until the aggregate amount of all Damages in respect of indemnification under Section 9.1 exceeds $300,000 (the “Deductible”); provided, however, that any claims for indemnification by Boss Energy for a breach of any enCore Fundamental Representation or breach of the representations in Section 3.17 shall not be subject to the Deductible. The aggregate amount of all Damages for which the enCore Parties shall be liable to the Boss Energy Indemnified Parties pursuant to Section 9.1 shall not exceed $10,000,000 (the “Cap”); provided, however, that any indemnification by enCore Parties pursuant to Section 9.1 for breach of the representation in Section 3.17 or for breach of any enCore Fundamental Representation shall not be subject to, or otherwise considered in determining the Cap.

(j) Notwithstanding any other provision of this Agreement to the contrary, the aggregate amount of the Damages for which the enCore Parties shall be liable to the Boss Energy Indemnified Parties shall not exceed $60,000,000.

(k) Notwithstanding the foregoing, the limitations set forth in Section 9.4(i) and Section 9.4(j) shall not apply to Damages based upon, arising out of, or with respect to any of the Ancillary Agreements.

(l) If either (A) Boss becomes aware of a breach by enCore of one or more of the Qualified Representations and Warranties which would also constitute a breach of the same or similar representations or warranties by ERF under the EF Acquisition Agreement and notifies enCore US of the same, or (B) enCore US becomes aware of any such breach, then enCore, if it believes in good faith it has an indemnification claim against ERF under the EF Acquisition Agreement, shall use reasonable best efforts to pursue that claim against ERF. To the extent the enCore Parties receive any indemnification proceeds from the Seller under the EF Acquisition Agreement, and but for the proviso to the first sentence of the preamble to Article III, any representation or warranty in Article III would have been inaccurate, at or after the Closing, enCore shall remit 30% of such proceeds to Boss Energy US.

9.5 Exclusive Remedies. The Parties acknowledge and agree that their sole and exclusive post-Closing monetary remedy with respect to any and all claims (other than claims arising from Fraud) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article IX. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other Parties hereto and their Affiliates and each of their respective representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article IX. Nothing in this Section 9.5 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any Party’s Fraud. For the avoidance of doubt, nothing in this Section 9.5 shall prevent a Party prior to the Closing from bringing a claim for a pre-Closing breach of a covenant.

ARTICLE X
TAX MATTERS

10.1 Tax Indemnity. The enCore Parties shall indemnify, defend and hold harmless the Boss Energy Indemnified Parties from and against any and all Damages relating to or arising out of any and all Taxes of an Operating Company or Newco (or the non-payment thereof) (i) with respect to all periods ending on or prior to the Closing Date (a “Pre-Closing Period”), (ii) with respect to any period beginning before the Closing Date and ending after the Closing Date (a “Straddle Period”), but only with respect to the portion of such period up to and including the Closing Date (such portion, a “Pre-Closing Partial Period”), (iii) payable as a result of a breach of any representation or warranty set forth in Section 3.17, and (iv) payable in connection with the transactions contemplated by this Agreement. The enCore Parties shall also jointly and severally indemnify, defend and hold harmless the Boss Energy Indemnified Parties from and against any and all Damages relating to or arising out of Taxes of any person other than an Operating Company by reason of the application of Treasury Regulation §1.1502-6 (or any similar provision of state, local, or foreign Law) or the imposition of transferee liability, successor liability, contractual liability or other basis of liability in each case attributable to any Pre-Closing Period or Pre-Closing Partial Period. For avoidance of doubt, Section 9.1 and the limitations set forth in Section 9.4 shall not apply to indemnification for Losses relating to or arising out of Taxes or for breaches of the representations and warranties set forth in Section 3.17.

10.2 Apportionment of Taxes. In the case of Taxes (other than Transfer Taxes) that are payable with respect to any Straddle Period, the portion of any such Tax that is attributable to a Pre-Closing Partial Period shall be:

(a) in the case of income Taxes or any other Taxes resulting from, or imposed on, sales, receipts, uses, transfers or assignments of property or other assets, payments or accruals to other persons (including, without limitation, wages), or any other similar transaction or transactions, the amount that would be payable for the Pre-Closing Partial Period if the Company closed its books as of the close of business on the Closing Date and filed a separate Tax Return with respect to such Taxes solely for the Pre-Closing Partial Period (for purposes of this clause (a), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated to the Pre-Closing Partial Period based on the relative number of calendar days in such period as compared to the number of calendar days in the entire Straddle Period); and

(b) in the case of all other Taxes, an amount equal to the amount of Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days in the Pre-Closing Partial Period and the denominator of which is the number of calendar days in the entire Straddle Period.

10.3 Filing of Tax Returns.

(a) The enCore Parties, at the expense of the enCore Parties, shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns required to be filed by an Operating Company on or before Closing Date (each, an “enCore Return”). All such enCore Returns shall be prepared in a manner consistent with the past practices of the Company except as required by applicable Law or change in fact. The enCore Parties shall deliver or cause to be delivered a copy of each such enCore Return to Boss Energy within five (5) days after filing.

(b) From and after the Closing Date, all Tax Returns of the Operating Companies and Newco will be prepared and filed in accordance with the LLC Agreement.

10.4 Tax Treatment and Allocation of Purchase Price. Solely for income Tax purposes, the Parties will treat Boss US’s purchase of the Newco Membership Interests according to Revenue Ruling 99-5, Situation 1, as Boss US’s purchase of a thirty percent (30%) interest in each of the Operating Companies’ assets, followed immediately by Boss US’s and enCore US’s contribution of their respective interests in such assets to a partnership in exchange for ownership interests in the partnership (the “Intended Tax Treatment”). The Parties agree that the Purchase Price, and any other amounts treated as taxable consideration for the New Membership Interests for U.S. federal income Tax purposes (collectively, the “Allocable Consideration”), will be allocated among the assets of the Operating Companies that Boss US is deemed to purchase from enCore US consistent with the allocation prepared after the closing of transaction under the EF Acquisition Agreement). The Parties acknowledge that, under Section 1060 of the Code, Boss US and enCore US must report information regarding the allocation of the Allocable Consideration by attaching IRS Form 8594 to their federal income Tax Returns for the Taxable period which includes the Closing Date. The Parties agree that they shall report for all federal income tax purposes in a manner consistent with the Intended Tax Treatment, unless otherwise required by a determination within the meaning of Section 1313(a) of the Code. The allocation of the Allocable Consideration shall be revised to take into account subsequent adjustments to the Purchase Price (e.g., any indemnification payments).

ARTICLE XI
MISCELLANEOUS

11.1 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement. Each Party’s delivery of an executed counterpart signature page by email is as effective as executing and delivering this Agreement in the presence of the other Parties. No Party shall be bound by the terms and provisions of this Agreement until such time as all of the Parties have executed counterparts of this Agreement.

11.2 Notice. All notices and other communications which are required or may be given pursuant to this Agreement must be given in writing, and delivered personally, by courier, or by email followed by delivery by courier, as follows:

If to the enCore Parties:

enCore Energy Corp.

[Contact Information Redacted]

With a copy to (which shall not constitute notice):

[Legal Counsel Contact Information Redacted]

If to Boss Energy:

Boss Energy Limited

[Contact Information Redacted]

With a copy to (which shall not constitute notice):

[Legal Counsel Contact Information Redacted]

Any Party may change its address for notice by notice to the other Parties in the manner set forth above. All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed if received prior to 5:00 p.m. local time on a Business Day or on the following Business Day if received after 5:00 p.m. local time or on a non-Business Day.

11.3 Tax, Recording Fees, Similar Taxes & Fees. The enCore Parties shall pay and be liable for any sales, use, excise, real property transfer, goods and services, registration, documentary, stamp or transfer Taxes, recording fees and similar Taxes and fees (“Transfer Taxes”) incurred and imposed upon, or with respect to, the transactions contemplated by this Agreement and any other “change of control” payments arising from the transactions hereunder. Except as otherwise provided herein, all costs and expenses (including legal and financial advisory fees and expenses) incurred in connection with, or in anticipation of, this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses. Notwithstanding anything to the contrary in the foregoing, the enCore Parties shall bear and pay all Transaction Expenses of the Operating Companies. Any CFIUS filing fee associated with obtaining CFIUS Approval in the event the Parties file a CFIUS Notice will be split evenly between the Parties.

11.4 Governing Law; Jurisdiction.

(a) THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW WHICH WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

(b) THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN HOUSTON, TEXAS (OR, IF REQUIREMENTS FOR FEDERAL JURISDICTION ARE NOT MET, STATE COURTS LOCATED IN HARRIS COUNTY, TEXAS) AND APPROPRIATE APPELLATE COURTS THEREFROM FOR THE RESOLUTION OF ANY DISPUTE, CONTROVERSY, OR CLAIM ARISING OUT OF OR IN RELATION TO THIS AGREEMENT, AND EACH PARTY HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH DISPUTE, CONTROVERSY OR CLAIM MAY BE HEARD AND DETERMINED IN SUCH COURTS. THE PARTIES HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY OBJECTION WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH DISPUTE, CONTROVERSY OR CLAIM BROUGHT IN ANY SUCH COURT OR ANY DEFENSE OF INCONVENIENT FORUM FOR THE MAINTENANCE OF SUCH DISPUTE, CONTROVERSY OR CLAIM. EACH PARTY AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW.

(c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTIES THAT THIS SECTION 11.4(c) CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH SUCH PARTY IS RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT, THE ANCILLARY DOCUMENTS, AND ANY OTHER AGREEMENTS RELATING HERETO OR CONTEMPLATED HEREBY OR THEREBY.

11.5 Waivers. Any failure by a Party to comply with any of its obligations, agreements or conditions herein contained may only be waived by the Party to whom such compliance is owed by a written instrument signed by such Party and expressly identified as a waiver, but not in any other manner. No waiver of, consent to a change in, or any delay in timely exercising any rights arising from, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

11.6 Assignment. Prior to the Closing Date, no Party shall assign all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Parties (which consent may not be unreasonably withheld) and any assignment or delegation made without such written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

11.7 Entire Agreement. This Agreement (including, for purposes of certainty, the Exhibits and Schedules attached hereto), the Ancillary Documents to be executed hereunder, and the Confidentiality Agreement, as amended hereby, constitute the entire agreement among the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

11.8 Amendment. This Agreement may be amended or modified only by an agreement in writing executed by all Parties, their respective successors or permitted assigns and expressly identified as an amendment or modification hereto.

11.9 No Third-Party Beneficiaries. Except as set forth in Article IX, nothing in this Agreement shall entitle any Person, other than the Parties, to any claim, cause of action, remedy or right of any kind.

11.10 Conspicuous. THE PARTIES AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE OR ENFORCEABLE, THE PROVISIONS IN THIS AGREEMENT IN BOLD-TYPE FONT ARE “CONSPICUOUS” FOR THE PURPOSE OF ANY APPLICABLE LAW.

11.11 Severability. Should any provision of this Agreement be held by a court of law to be illegal, invalid or unenforceable, such provision shall be replaced by such provision as most closely reflects the intent of the invalid provision, and the legality, validity and enforceability of the remaining provisions of this Agreement will not be affected or impaired thereby.

11.12 Specific Performance and Certain Remedies. enCore acknowledges and agrees that the breach of this Agreement by the enCore Partis would cause irreparable damage to Boss Energy, Boss Energy would not have an adequate remedy at law with respect to such breach, damages would be difficult to determine, and Boss Energy shall be entitled to specific performance of the terms hereof and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which Boss Energy may have under this Agreement or otherwise in connection with such a breach. Boss Energy shall not be required to provide any bond or other security in connection with seeking any specific performance or other equitable remedy to enforce specifically the terms and provisions of this Agreement. Each of the Parties expressly disclaims that it is owed any duties not expressly set forth in this Agreement, and waives and releases any and all tort claims and causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement.

11.13 Non-Reliance.

(a) Except for the representations and warranties expressly set forth in Article IV, the enCore Parties specifically acknowledge and agree that none of Boss Energy or any of its respective Affiliates or representatives makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity).

(b) Except for the representations and warranties expressly set forth in Article III, Boss Energy specifically acknowledges and agrees that (i) none of the enCore Parties or any of its respective Affiliates or representatives makes or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity) including with respect to (A) Newco, the Operating Companies and the assets and businesses of the Operating Companies or (B) any opinion, projection, forecast, statement, budget, estimate, advice or other similar information (including information with respect to the future revenues, earnings, EBITDA, results or operations (or any component thereof)), cash flows, financial condition (or any component thereof) or the future business and operations of Newco and the Operating Companies or their assets or businesses, as well as any other business plan and cost-related plan information with respect thereto, made, communicated or furnished (orally or in writing), or to be made, communicated or furnished (orally or in writing), to Boss Energy or any of its respective Affiliates or its representatives, in each case, whether made by an enCore Party or any of their respective Affiliates or representatives or any other Person (this clause (B), collectively, “Projections”) and (ii) the enCore Parties expressly disclaim and negate all Liability and responsibility for any such other representation or warranty or any Projection.

(c) Without limiting the foregoing, Boss Energy acknowledges and agrees, that it has conducted to its satisfaction its own independent investigation of the transactions contemplated by this Agreement and, in making its determination to enter into this Agreement and proceed with the transactions contemplated by this Agreement, it has relied solely on the results of such independent investigation and the representations and warranties expressly set forth in Article III, respectively.

(d) Each of the Parties acknowledge and agree that the provisions of this Section 11.13 are intended to be a full waiver of any extracontractual representations and warranties; provided, however, that nothing in this Section 11.13 shall relieve any Party from any liability for Fraud.

[signature pages follow]

IN WITNESS WHEREOF, each Party has caused this Agreement to be duly executed by its authorized representative as of the Effective Date.

enCore Energy Corp.

By:	“W. Paul Goranson”
Name:	W. Paul Goranson
Title:	Chief Executive Officer

enCore Energy US Corp.

By:	“W. Paul Goranson”
Name:	W. Paul Goranson
Title:	Chief Executive Officer

Boss Energy Limited
[(ABN 38 116 834 336)]

By:	“Duncan Craib”
Name:	Duncan Craib
Title:	Chief Executive Officer

By:	“Derek Hall”
Name:	Derek Hall
Title:	Company Secretary

EXHIBIT A

FORM OF ASSIGNMENT OF MEMBERSHIP INTERESTS

[Content of Exhibit A Redacted]

EXHIBIT B

FORM OF SUBSCRIPTION AGREEMENT

[Content of Exhibit B Redacted]

EXHIBIT C

STRATEGIC COLLABORATION AGREEMENT

[Content of Exhibit C Redacted]

EXHIBIT D

FORM OF URANIUM LOAN AGREEMENT

[Content of Exhibit D Redacted]

EXHIBIT E

MATERIAL TERMS OF LLC AGREEMENT

[Content of Exhibit E Redacted]